As filed with the Securities and Exchange Commission on February 22, 2005

Registration No. 333-120120

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4- Amendment No. 4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BINGO.COM, LTD.

(Exact name of registrant as specified in its charter)

Anguila, B.W.I. (State or other jurisdiction of incorporation or organization)	7900 (Primary Standard Industrial Classification Code Number)	98-0206369 (I.R.S. Employer Identification No.)

Spencer House, Box 821

The Valley, Anguilla, British West Indies

Telephone:  (264) 497 - 8129

(Address including zip code and telephone number, including area code of registrant's principal executive offices)

Gerald R. Tuskey, Personal Law Corporation

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

(604) 681-9588

(Name, address, including zip code and telephone number including area code, of agent for service)

Approximate date of commencement of proposed sale of  the securities to the public:      As soon as practicable after this Registration Statement becomes effective (but no sooner than 20 business days after such effectiveness) and all other conditions to the merger contemplated by the Agreement and Plan of Merger dated as of October 15, 2004 described in the enclosed Prospectus have been satisfied or waived. No meeting of stockholders will be held with respect to the merger.  Corporate action is being taken with the written consent of the majority of stockholders.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:            [____]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [___]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [___]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, Par value $0.001	24,399,086 shares	$0.13	$3,171,881.18	$401.87

(1)           The Registration Statement covers the maximum number of shares of Bingo.com Ltd. common stock that are expected to be issued in connection with the transactions described herein in the proposed merger of Bingo.com, Inc.  with and into Bingo.com Ltd.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENTS SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this information statement/prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This information statement/prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 22, 2005.

BINGO.COM, INC.

We are not asking you for a proxy and you are requested not to send us a proxy.

Dear Stockholders:

I am pleased to inform you that after careful consideration, the Boards of Directors of Bingo.com, Inc. ("Bingo Florida") and Bingo Anguilla ("Bingo Anguilla") have approved the merger of Bingo Florida and Bingo Anguilla  The merger will be effected pursuant to an agreement and plan of merger, dated as of October 15, 2004, a copy of which is included as Exhibit 2.1 to this information statement/prospectus.  The merger agreement has been adopted by the requisite vote of stockholders of Bingo Florida, acting by written consent, as described below.  Accordingly, your vote on the merger is not being solicited.

Bingo Florida common stock is traded on the OTC Bulletin Board under the symbol "BIGR."  The closing price for Bingo Florida common stock reported on the OTC Bulletin Board on October 15, 2004, was $0.17 per share.  If the merger is completed, Bingo Anguilla will be the surviving corporation.  The shares of Bingo Anguilla will be quoted on the OTC Bulletin Board in substitution for the shares of Bingo Florida.  Given that Bingo Anguilla has minimal assets, has not conducted business and that it will be assuming all of the assets and liabilities of Bingo Florida upon completion of the merger, it is not anticipated that the merger of the two companies will positively or negatively affect the market for Bingo Anguilla's shares.  Bingo Anguilla was incorporated in Anguilla, British West Indies on September 30, 2004.  To date, it has not conducted any business.  It is a wholly owned subsidiary of Bingo Florida and has minimal assets of $2,000 cash.  Bingo Anguilla has been incorporated solely for the purpose of merging with Bingo Florida to facilitate Bingo Florida's re-incorporation in Anguilla, British West Indies  For a full description of the merger, please see page 15 of the prospectus/information statement.

This information statement/prospectus contains detailed information about the merger and related matters.  We encourage you to review this document carefully, including the matters referred to under "Risk Factors" starting on page 7.

Under the terms of the Florida Business Corporation Law, the requisite number of stockholders of Bingo Florida have acted by written consent to approve and adopt the merger and the merger agreement.  Each of the foregoing written consent actions became effective on October 15, 2004. .  We will not actually complete the merger until a minimum of 20 days after this information statement/prospectus is sent to our stockholders. Your approval of the merger and the amendment to our certificate of incorporation is not required and we are not requesting you to vote on these matters. Under applicable Securities and Exchange Commission rules, Bingo Florida may first take corporate action in accordance with the stockholder approval of the merger by written consent 20 days after this information statement/prospectus is first mailed to stockholders.  This letter and the remainder of this information statement/prospectus constitutes notice of the actions taken that we are required to provide under the Florida Business Corporation Law to the stockholders who did not execute these written consents.

We look forward to closing the merger and appreciate your continued interest in Bingo Florida

On Behalf of the Board of Directors,

/s/T.M. Williams

T.M. Williams,

President and Chief Executive Officer

Prospectus dated February 22, 2005

First mailed to stockholders on or about March t, 2005

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement/prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

This prospectus/information statement incorporates important business and financial information about the Company that is not included in or delivered with the prospectus/information statement.  This information is available without charge to stockholders upon written or oral request from the Company at Suite 1405, 1166 Alberni Street, Vancouver, B.C., V6E 3Z3, telephone:  (604) 694-0300.  In order to obtain timely delivery, stockholders must request the information from the Company no later than five business days before the date they must make their investment decision which is March *, 2005.

		PAGE
PART I		3
INFORMATION REQUIRED IN THE PROSPECTUS		3
A.	INFORMATION ABOUT THE TRANSACTIONS	3
	SUMMARY	3
	SUMMARY SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BINGO FLORIDA	6
	RISK FACTORS	7
	THE MERGER	15
	TERMS OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS	22
	PRO FORMA FINANCIAL INFORMATION	25
	MATERIAL CONTRACTS WITH THE COMPANY BEING ACQUIRED.	26
	INTERESTS OF NAMED EXPERTS AND COUNSEL.	27
	DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	27
THE COMPANIES WHICH ARE MERGING		27
B.	INFORMATION ABOUT BINGO FLORIDA	27
	SELECTED FINANCIAL DATA.	35
	SUPPLEMENTARY FINANCIAL INFORMATION	37
	Management's Discussion and Analysis of Financial Condition and Results of Operation	38
	Quantitative and Quantitative Disclosures About Market Risk.	46
INFORMATION ABOUT BINGO ANGUILLA		46
C.	COMPARISON OF STOCKHOLDER RIGHTS	46
	General	46
	Capitalization	47
	Voting Rights	47
	Number of Directors	47
	Election of Directors	48
	Removal of Directors	48
	Filling Vacancies on the Board of Directors.	48
	Amendments to Certificate of Incorporation	49
	Amendments to Bylaws	49
	Action by Written Consent.	49
	Notice of Stockholder Actions	49
	Right to Call Special Meeting of Stockholders	49
	Dividends	49
	Liquidation Rights	50
	Loans to Directors	50
	Rights and Options	50
	Indemnification of Officers and Directors	51
	Shareholders' Consent to Action	51
	Vote Required for Merger	51
D.	VOTING AND MANAGEMENT INFORMATION	51
	OTHER MATTERS	57
	Legal Matters	57
	Experts	57
	Market for Common Equity and Related Stockholder Matters	57
	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	58
	WHERE YOU CAN FIND MORE INFORMATION	69
PART II		60

INFORMATION NOT REQUIRED IN PROSPECTUS	60
Indemnification of Directors and Officers	60
Exhibits and Financial Statement Schedules	6
Undertakings	61
SIGNATURES	63

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

A.    INFORMATION ABOUT THE TRANSACTIONS

SUMMARY

This summary highlights selected information from this information statement/prospectus.  It does not contain all of the information that is important to you.  You should carefully read this information statement/prospectus and the other documents incorporated by reference into this information statement/prospectus.  See "Where You Can Find More Information" on page 59.  In this information statement/prospectus, "we," "us" and "our" may refer to either Bingo.com, Inc. ("Bingo Florida") or Bingo.com, Ltd. ("Bingo Anguilla"), depending on the context in which they are used, and "you" and "your" refer to stockholders of Bingo Florida.

Bingo.com, Ltd. is the Registrant under this S-4 information statement/prospectus because it will be the shares of Bingo.com, Ltd. which are issued and outstanding following the merger between Bingo.com, Ltd. and Bingo.com, Inc. and Bingo.com, Ltd. will continue as the surviving corporation.

The Companies Which are Merging (page 27)

The Florida Company's address and telephone number is:

Bingo.com, Inc.

Suite 1405

1166 Alberni Street

Vancouver, B.C.

V6E 3Z3

Telephone:  (604) 694-0300

Bingo Florida is in the business of developing and operating a Bingo based web portal designed to provide a variety of free games and other forms of entertainment, including an online community, chat rooms, contests, sweepstakes, tournaments and more.  Bingo Florida envisions becoming the pre-eminent Bingo based web portal on the internet using its Bingo.com domain name and incorporating a variety of games and content to attract and retain a large number of subscribers.

The Anguilla B.W.I. Company's address and telephone number is:

Bingo.com Ltd.

Spencer House

The Valley

Anguilla, British West Indies

Telephone:  (264) 497-8129

Bingo Anguilla is a wholly owned subsidiary of Bingo Florida  Bingo Anguilla was incorporated in Anguilla, British West Indies on September 30, 2004, specifically for the purpose of completing a merger with Bingo Florida and becoming the surviving corporation of that merger and redomiciling the Bingo.com business to Anguilla, British West Indies.

The Merger (page 15)

The merger agreement provides that Bingo Florida will merge with and into Bingo Anguilla and Bingo Anguilla will be the surviving corporation.  The merger agreement and the merger with Bingo Anguilla contemplated thereby were approved by both the Board of Directors of Bingo Florida and the stockholders of Bingo Florida on October 15, 2004.

The merger agreement is included as Exhibit 2.1 to this information statement/prospectus.  It is the legal document that governs the merger.

Reasons for the Merger (page 16)

The Bingo Florida board of directors has unanimously determined that the merger is advisable and in the best interests of Bingo Florida and its stockholders.  The primary purpose of the merger is that it will allow our business to operate in a corporate tax free jurisdiction.  The Company also considered other low tax jurisdictions such as The Channel Islands, Bermuda and the Isle of Man, and found Anguilla to be the most cost effective location for the Company's operations.

See "The Merger - Bingo Florida Reasons for the Merger" for the reasons supporting the Bingo Florida board of directors' approval of the merger.

What You Will Receive in the Merger - Treatment of Stock, Options and Warrants

At the effective time of the merger, each issued and outstanding share of Bingo Florida capital stock will be converted into one common share of Bingo Anguilla in accordance with the terms of the merger agreement.

Bingo Anguilla will assume each option or warrant to acquire Bingo Florida common stock granted under Bingo Florida's stock plans or otherwise issued by Bingo Florida and that is outstanding and unexercised immediately prior to the effective time of the merger.  At the effective time of the merger, Bingo Anguilla will replace these Bingo Florida options and warrants with options or warrants, respectively, to purchase Bingo Anguilla common stock.  The duration and other terms of each such Bingo Anguilla option or warrant, including the vesting schedule, will be the same as the Bingo Florida option or warrant assumed.

Appraisal Rights of Dissenting Stockholders (page 19)

If you object to the merger, the Florida Business Corporation Act, or FBCA, permits you to seek relief as a dissenting stockholder and have the "fair value" of your shares of Bingo Florida common stock determined by a court and paid to you in cash.

If you are a Bingo Florida stockholder who did not execute the written consent resolution approving the merger and wish to dissent to the merger, you must deliver to Bingo Florida, before t, 2005, a written demand for appraisal of your shares.

As discussed under the heading "Appraisal Rights of Dissenting Stockholders of Bingo Florida", any stockholder who opposes the Merger may exercise dissent and appraisal rights under the Florida Business Corporation Act.  The Merger contemplated hereby has been submitted to the stockholders for approval by written consent.  The Merger has been approved by a majority of our stockholders.  If a stockholder wishes to exercise dissent and appraisal rights, the stockholder must send to the company a written notice demanding payment, and deposit the stockholder's share certificates of the company with our attorneys at Suite 1000, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.  The procedure for dissent and appraisal is described in Sections 607.1301 to 607.1333 of the Florida Business Corporation Act, which are attached as Exhibit 4.1 to this prospectus/information statement.  We require strict adherence to the procedures set forth therein, and failure to do so may result in the loss of all dissenters' appraisal rights.  Accordingly, each stockholder who might desire to exercise dissenter's appraisal rights should carefully consider and comply with the provisions of those sections and consult his or her legal advisor.  A form of Dissenter's Appraisal Notice is attached as Exhibit 4.2 to this prospectus/information circular.

What is Needed to Complete the Merger

Several customary contractual conditions set forth in the merger agreement must be satisfied before the merger will be completed.  If the law permits, Bingo Florida or Bingo Anguilla may each waive conditions for their benefit and their stockholders' benefit and complete the merger even though one or more of these conditions has not been met.  Neither Bingo Florida nor Bingo Anguilla can assure you that the conditions will be satisfied or waived or that the merger will occur.

In order for Bingo Florida and Bingo Anguilla to complete their merger, Bingo Florida needs to receive an effective date for this information statement/prospectus from the Securities and Exchange Commission.  The Company must then mail the effective registration statement to its stockholders.  The Company must wait a minimum of 20 days after it has mailed the effective registration statement to its stockholders before the merger between Bingo Florida and Bingo Anguilla can be effected.  The merger will be effected in Anguilla, B.W.I. once articles of merger are filed with the Anguillan Registrar of Corporations under the Anguilla International Business Companies Act.

U.S. Federal Income Tax Consequences (page 17)

Tax Consequences for Bingo Florida

The transfer would be treated for U.S. federal tax purposes as though we had transferred our assets from a U.S. corporation to an Anguilla B.W.I. corporation.  We would be subject to U.S. federal tax upon our transfer to the extent that the fair market value of our property exceeds the historic basis, for U.S. tax purposes, in the property.  After we become an Anguilla B.W.I. corporation, we will be subject to U.S. withholding tax on any dividends paid to us by a U.S. corporation, as well as a 10% withholding tax on interest we get from our investments in U.S. debt securities.

Tax consequences for Bingo Florida shareholders.

Tax matters are often complicated and the tax consequences to you from the transfer will depend in part on the facts of your own situation.  You should consult your tax advisors, as you think appropriate, for a full understanding of the tax consequences to you from the transfer.  If you are a U.S. resident shareholder, the transfer of shares will generally result in no recognized gain for U.S. federal income tax purposes.

For a further discussion of the U.S. federal income tax consequences of these transactions, see "The Merger - United States Income Tax Consequences of the Transfer to Anguilla, B.W.I.".  Different tax

consequences may apply to you because of your individual circumstances or because special tax rules apply to you.

You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.

Bingo Florida Stockholder Approval of Merger by Written Consent

Pursuant to Bingo Florida's bylaws and applicable law, holders of Bingo Florida common stock are entitled to one vote per share on all matters voted upon by Bingo Florida stockholders.  On October 15, 2004, certain Bingo Florida stockholders who are directors and officers, and their respective affiliates, representing the requisite number of shares of Bingo Florida capital stock, executed and delivered a written consent resolution approving the merger and adopting the merger agreement.  As of that date, Bingo Florida had outstanding 24,249,086 shares of common stock.  As of the date of execution, the holders executing the written consent represented approximately 58% of the common stock outstanding.

Even though a majority of the voting shares of Bingo Florida have been voted in favor of the merger by written consent resolution, Bingo Florida will actually not proceed with the merger with Bingo Anguilla until the following procedures have taken place:

  The final form of this information statement has been mailed to all shareholders of Bingo Florida,

  a 20 day minimum waiting period has elapsed after the Company has mailed the effective registration statement to its stockholders and, the articles of merger have been filed with the Anguillan Registrar of Corporations.

Accounting Treatment (page 24)

The merger is expected to be accounted for as a reverse merger transaction, with Bingo Anguilla being the surviving company for financial reporting purposes.  As a result, the consolidated financial statements will be issued under the name of Bingo Anguilla but are considered a continuation of the consolidated financial statements of Bingo Florida and therefore the assets and liabilities are recorded in Bingo Anguilla financial statements at their historical value.

SUMMARY SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BINGO FLORIDA

The following historical results are not necessarily indicative of results to be expected in any future period.  The following selected consolidated financial data for the year ended December 31, 2003 and 2002 has been derived from audited consolidated financial statements as filed in the Company's Form 10K on March 26, 2004.  The interim unaudited consolidated statement of operations data for the period ended September 30, 2004, and the unaudited consolidated balance sheet data as of September 30, 2004, as filed in the Company's Form 10-QSB on November 15, 2004.

	Nine Months ended September 30	Year Ended December 31,
	2004	2003	2002
Consolidated Statement of Operations
Revenue	$768,699	$888,888	$717,192
Cost of revenue	164,701	211,253	351,207
Gross profit	603,998	677,635	365,985
Operating expenses	467,753	689,800	1,087,579
Interest expense	54,710	172,174	181,789
Interest expense - warrant debenture discount	259,823	112,913	110,360
Interest and other income	(43,056)	(61,761)	(45,035)
Net loss	$(135,232)	$(235,491)	$(968,708)

Basic and diluted net loss per share	$(0.01)	$(0.02)	$(0.09)
Weighted average common shares Outstanding	18,813,622	11,104,608	10,953,238

	Nine Months Ended September 30	Year Ended December 31,
	2004	2003	2002
Consolidated Balance Sheet Data:
Cash	$55,993	$34,046	$14,682
Working capital (deficit)	(794,330)	(1,368,002)	(1,299,148)
Total assets	1,471,148	1,477,173	1,469,185
Total liabilities	918,336	2,619,691	2,376,212
Long term obligations	-	1,395,000	1,395,000
Total stockholders' equity (deficit)	552,812	(1,142,518)	(907,027)

RISK FACTORS

Our business is subject to a number of risks due to the nature and the present state of development of our business.  An investment in our securities is speculative in nature and involves a high degree of risk.  You should read carefully and consider the following risk factors.

 Risks Related to Our Business

We have a limited operating history and a history of losses and expect future losses, and there can be no assurances that we will achieve and sustain profitability, which makes our ability to continue as a going concern questionable.

We have incurred significant net losses and negative cash flow from operations since our inception.  We incurred net losses of $1,955,200 in fiscal 2001, $968,708 in fiscal 2002, $235,491 in fiscal 2003 and $135,232 for the nine months ended September 30, 2004.  As of December 31, 2003, we had an accumulated deficit of $9,409,734, and during the year ended December 31, 2003, we provided cash of $58,749 in operating activities (2002 - used cash of  $95,275, and 2001 - used cash of $646,717).  As of

September 30, 2004, we had an accumulated deficit of $9,544,966, and during the nine months ended September 30, 2004, we provided cash of $104,680 in operating activities.  Although we reduced our operating costs and our cash utilization rate significantly during the 2003 fiscal year and the nine months ended September 30, 2004, we will continue to incur sales and marketing and general and administrative expenses in the future.  As a result, we may incur losses in the future and will need to generate higher revenues in order to achieve sustainable profitability.

Our financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern principle is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  If the Company is unable to achieve profitable operations or obtain additional financing, we may be required to reduce or to limit operations, or cease operations altogether.  The auditors' report on the December 31, 2003, consolidated financial statements contains an explanatory paragraph that states that the Company has suffered losses and negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We may not be able to generate sufficient revenue to entirely support our operations in fiscal 2005 due to a number of factors including, among others:

-           the cost of promoting and marketing our bingo portal;

-           the general demand for online advertising may decrease, as may advertising rates, which would impact our advertising revenue;

-           the costs associated with developing our software and technologies, installing equipment and expanding our facilities;

-           the costs associated with hiring and retaining experienced management and staff for our operations.

-           the impact of government legislation on our advertisers.

We are subject to risks and challenges frequently encountered by early stage companies engaged in early stage enterprises and Internet commerce.

We face risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development that may be using new and unproven business models, particularly companies engaged in Internet commerce.

These risks include :

-           our revenue forecasts may be incorrect because of our limited experience selling our products and services;

-           our ability to generate revenues will depend on selling advertising on a website focused on bingo entertainment;

-           as our business grows and the expectations of our customers increase, we must develop and upgrade our infrastructure, including internal controls, transaction processing capacity, data storage and retrieval systems and website to remain competitive. We may not have the capital resources to do so;

-           we compete with a number of larger competitors, such as Electronic Arts (Pogo.com) and Yahoo!, with greater financial, capital, technical, marketing and human resources and experience than us;

-           we may not be able to continue to offer new and exciting content that is attractive and compelling to existing users;

-           our business is dependent upon the Internet for commerce and growth;

-           general economic conditions could change and adversely affect our business.

We are substantially dependent on third parties for most aspects of our business.

We have chosen to pursue a strategy whereby we have outsourced many of our mission-critical business functions, including website hosting, and serving, and web server collocation.  Most of these functions are performed by a limited number of small companies.  As a result, we face increased risk that our business could be interrupted by the failure of any one of our key vendors or suppliers, and such an interruption could have a material impact on our financial position and results of operations.

We will need additional capital to continue to operate our business.

We have just recently achieved profitable operations but are not ensured of a long-term source of consistent and reliable revenue.  As of September 30, 2004, we had $55,993 in cash (December 31, 2003, $34,046).  Although our cash flow is improving, we may need to obtain additional financing to grow our operations for the duration of 2005.  The Company is constantly looking for new sources of revenue that will help fund our business.  There can be no assurances that this will be achieved.

If we successfully raise additional funds through the issuance of debt, we will be required to service that debt and are likely to become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility.  If we raise additional funds through the issuance of equity securities, then those securities may have rights, preferences or privileges senior to the rights of holders of our common stock, and holders of our common stock will experience dilution.

We cannot be certain that such additional debt or equity financing will be available to us on favorable terms when required, or at all.  If we cannot raise funds in a timely manner, or on acceptable terms, we may not be able to promote our brand, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unexpected requirements, and we may be required to reduce or limit operations.

If our key personnel leave the Company, our ability to succeed will be adversely affected

The future success of the Company will depend on certain key management, marketing, sales and technical personnel.  We are currently dependent on our President and Chief Executive Officer, T. M. Williams, for the success of the business.  We also rely upon consultants and advisors who are not employees.  The loss of key personnel could have a material adverse effect on our operations.  We do not maintain key-man life insurance on any of our key personnel.  The inability to attract, retain and motivate highly skilled personnel required for expansion of operations and development of technologies could adversely affect our business, financial condition and results of operations.  We cannot assure you that we will be able to retain our existing personnel or attract additional, qualified persons when required and on acceptable terms.

The effect of the proposed "Unlawful Internet Gambling Funding Prohibition Act."

During the 2003 fiscal year, the House Judiciary Committee of the US Government approved HR21 "Unlawful Internet Gambling Funding Prohibition Act".  This bill creates a new crime of accepting financial instruments, such as credit cards or electronic fund transfers, for debts incurred in illegal Internet gambling.  The bill enables state and federal Attorneys General to request that injunctions be issued to any party, such as financial institutions and Internet Service Providers, to assist in the prevention or restraint of illegal Internet gambling.  This bill still needs to be ratified by the Senate before it becomes passed as law.  Many of our advertisers will be affected by this bill and therefore the Company's revenue stream may be affected.

The effect of United States Government Action against Websites publishing advertising for Internet gambling operators.

Current anti-Internet gambling sentiment in the United States appears to be expanding to include taking action against "publisher" websites based in the United States.  Any website which accepts advertising from Internet gambling websites is potentially at risk.  In 2003, the United States government started a grand jury investigation, led by the United States attorney's office in St. Louis, to look into American companies working with offshore casinos.  In April 2004, United States marshals seized approximately $3 million in advertising proceeds paid by an offshore casino to Discovery Networks under an "aiding and abetting" legal theory.  The Discovery Networks is contesting the case against it and we will follow the case closely.

We have capacity constraints and system development risks that could damage our customer relations or inhibit our possible growth, and we may need to expand our management systems and controls quickly, which may increase our cost of operations

Our success and our ability to provide high quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems and the computers and communication systems of our third party vendors in order to accommodate any significant numbers or increases in the numbers of consumers and advertisers using our service.  Our success also depends upon our and our vendors' abilities to rapidly expand transaction-processing systems and network infrastructure without any systems interruptions in order to accommodate any significant increases in use of our service.

We and our service providers may experience periodic systems interruptions and infrastructure failures, which we believe will cause customer dissatisfaction and may adversely affect our results of operations.  Limitations of technology infrastructure may prevent us from maximizing our business opportunities.

We cannot assure you that our and our vendors' data repositories, financial systems and other technology resources will be secure from security breaches or sabotage, especially as technology changes and becomes more sophisticated.  In addition, many of our and our vendors' software systems are custom-developed and we and our vendors rely on employees and certain third-party contractors to develop and maintain these systems. If certain of these employees or contractors become unavailable, we and our vendors may experience difficulty in improving and maintaining these systems.  Furthermore, we expect that we and our vendors may continue to be required to manage multiple relationships with various software and equipment vendors whose technologies may not be compatible, as well as relationships with other third parties to maintain and enhance their technology infrastructures.  Failure to achieve or maintain high capacity data transmission and security without system downtime and to achieve improvements in their transaction processing systems and network infrastructure could have a materially adverse effect on our business and results of operations.

Increased security risks of online commerce may deter future use of our website, which may adversely affect our ability to generate revenue

Concerns over the security of transactions conducted on the Internet and the privacy of consumers may also inhibit the growth of the Internet and other online services generally, and online commerce in particular.  Failure to prevent security breaches could significantly harm our business and results of operations.  We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms used to protect our transaction data.  Anyone who is able to circumvent our or our vendors' security measures could misappropriate proprietary information, cause interruptions in our operations or damage our brand and reputation.  We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.  Any well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which would have a material adverse effect on our business.

We face the risk of system failures, which would disrupt our operations

A disaster could severely damage our business and results of operations because our services could be interrupted for an indeterminate length of time.  Our operations depend upon our ability to maintain and protect our computer systems.

Our systems and operations are vulnerable to damage or interruption from fire, floods, earthquakes, hurricanes, power loss, telecommunications failures, break-ins, sabotage and similar events.  The occurrence of a natural disaster or unanticipated problems at our principal business headquarters or at a third-party facility could cause interruptions or delays in our business, loss of data or render us unable to provide our services.  In addition, failure of a third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could cause interruptions in our service.  The occurrence of any or all of these events could adversely affect our reputation, brand and business.

We face risks of claims from third parties for intellectual property infringement that could adversely affect our business

Our services operate in part by making Internet services and content available to our users.  This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties.  These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories.  Any claims could result in costly litigation and be time consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements.

Litigation regarding intellectual property rights is common in the Internet and software industries.  We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  There can be no assurance that our services do not or will not in the future infringe the intellectual property rights of third parties.  Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.  A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business.

Our success and ability to compete are substantially dependent upon our technology and data resources, which we intend to protect through a combination of patent, copyright, trade secret and/or trademark law.  We currently have no patents or trademarks issued to date on our technology and there can be no assurances that we will be successful in securing them when necessary.

We may not be able to protect our Internet domain name, which is important to our branding strategy

Our Internet domain name, www.bingo.com, is an extremely important part of our business. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names.  The regulation of domain names in the United States and in foreign countries may be subject to change.  Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.  As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business.  Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear.  Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.  Third parties have acquired domain names that include "bingo" or variations thereof both in the United States and elsewhere, which may result in an erosion of our user base.

If we are unable to maintain our popularity with third party Search engines then our customer base, and therefore, our advertising revenue will not continue to grow.

Due to our limited capital we do not run large advertising campaigns.  We are, therefore, reliant on third party Search engines such as Google and Yahoo! to provide prospective customers with links to facilitate traffic to www.bingo.com. Historically, the Company's Website has been listed first when users have searched for the word "bingo" on many third party search engines.  This ranking continues today but, given the increasing competition for rankings, including the trend towards paid rankings, there can be no guarantees that the Company's Website will continue to maintain such a ranking.  The high ranking levels that the Company's Website has maintained has resulted in Bingo.com obtaining between 800 to 1200 new registrations per day which, is highly attractive to our advertisers.  We believe that these search engines are important in order to facilitate broad market acceptance of our service and thus enhance our sales.  We continue to look for new methods to optimize our ranking position with various Internet Search Engines, including the maintenance of reciprocal links with complementary third party sites.

Our financial position and results of operations will vary depending on a number of factors, most of which are out of our control

We anticipate that our operating results will vary widely depending on a number of factors, some of which are beyond our control.  These factors are likely to include :

-           demand for our online services by registered users, advertisers and consumers;

-           prices paid by advertisers using our service, which fluctuate with the changing market;

-           costs of attracting consumers to our website, including costs of receiving exposure on third-party websites and advertising costs;

-           costs related to forming strategic relationships;

-           loss of strategic relationships;

-           our ability to significantly increase our distribution channels;

-           competition from companies offering same or similar products and services and from companies with much deeper financial, technical, marketing and human resources;

-           the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

-           costs and delays in introducing new services and improvements to existing services;

-           changes in the growth rate of Internet usage and acceptance by consumers of electronic commerce;

-           changes and introduction of new software e.g. Pop up blockers.

Because we have a limited operating history, it is difficult to accurately forecast the revenues that will be generated from our current and proposed future product offerings.

Risks Related to Our Industry

If we are unable to meet the changing needs of our industry, our ability to compete will be adversely affected

We operate in an intensely competitive industry.  To remain competitive, we must be capable of enhancing and improving the functionality and features of our online services.  The Internet portal, the online advertising industry and the Internet gaming industry are rapidly changing.  If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology and systems may become obsolete.  There can be no assurances that we will be successful in responding quickly, cost effectively and adequately to new developments or that funds will be available to respond at all.  Any failure by us to respond effectively would significantly harm our business, operating results and financial condition.

Our future success will depend on our ability to accomplish the following:

-           license and develop leading technologies useful in our business;

-           develop and enhance our existing products and services;

-           develop new services and technologies that address the increasingly sophisticated and varied needs of prospective consumers; and

-           respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing Internet services and other proprietary technology entails significant technical and business risks, as well as substantial costs.  We may use new technologies ineffectively, or we may fail to adapt our services, transaction processing systems and network infrastructure to user requirements or emerging industry standards.  If our operations face material delays in introducing new services, products and enhancements, our users may forego the use of our services and use those of our competitors.  These factors could have a material adverse effect on our financial position and results of operations.

If our web portal is unable to achieve and maintain a critical mass of registered users, advertisers and consumers, we may be unable to sell advertising or to generate revenue

The success of our web portal is dependent upon achieving significant market acceptance of our site by registered users, advertisers and consumers.  Internet advertising in general is at an early stage of development and most potential advertisers have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising.  Our competitors and potential competitors may offer more cost-effective advertising solutions, which could damage our business.  In addition, our website may not achieve significant acceptance by registered users and consumers.  Failure to achieve and maintain a critical mass of registered users; advertisers and consumers would seriously harm our business.

Our business may be subject to government regulation and legal uncertainties that may increase the costs of operating our web portal, limit our ability to sell advertising, or interfere with future operations of the Company

There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet.  Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement.  Such legislation could expose the Company to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require the Company to incur significant expenses in complying with any new regulations.

The applicability to the Internet of existing laws governing issues such as gambling, property ownership, copyright, defamation, obscenity and personal privacy is uncertain.  The Company may be subject to claims that our services violate such laws.  Any new legislation or regulation in the United States, Canada or abroad or the application of existing laws and regulations to the Internet could damage our business.  In addition, because legislation and other regulations relating to online games vary by jurisdiction, from state to state and from country to country, it is difficult for us to ensure that our players are accessing our portal from a jurisdiction where it is legal to play our games.  We therefore, cannot ensure that we will not be subject to enforcement actions as a result of this uncertainty and difficulty in controlling access.

In addition, our business may be indirectly affected by our suppliers or customers who may be subject to such legislation.  Increased regulation of the Internet may decrease the growth in the use of the Internet or hamper the development of Internet commerce and online entertainment, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Risks Associated With our Common Stock

Our shares are considered Penny Stock and are subject to the Penny Stock rules, which may adversely affect your ability to sell your shares

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

Substantial sales of our common stock could cause our stock price to fall.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could decline.  We have the following outstanding:

   24,399,086 shares of common stock, currently trading at $0.58 on February 22, 2005.

  580,000 warrants to purchase shares of common stock exercisable at $0.25.
  4,325,000 stock options to purchase shares of common stock with exercise prices ranging from $0.05 to $0.30.
Of the 24,399,086 outstanding shares, 13,144,478 shares are held under Rule 144 of the Securities and Exchange Act of 1933 and are therefore not freely tradable.

We have not declared dividends and may never declare dividends, which may affect the value of your shares

We have never declared or paid any dividends on our common stock and do not expect to pay any dividends in the near future.

THE MERGER

To complete the merger, this information statement/prospectus must be declared effective by the Securities and Exchange Commission. The Company must then wait a minimum of 20 days after it has mailed the effective registration statement to its stockholders before the merger between Bingo Florida and Bingo Anguilla can be effected.  The merger will be effected in Anguilla, B.W.I. once articles of merger are filed with the Anguillan Registrar of Corporations under the Anguilla International Business Companies Act. Other than these regulatory approvals, completion of the merger between Bingo Florida and Bingo Anguilla is not conditional on any federal or state regulatory approvals or compliance with any federal or state regulatory requirements.

Bingo Florida's Reasons for the Merger

Bingo Florida has been domiciled in the State of Florida since January 12, 1987, the date of its incorporation as Progressive General Lumber Corp.  For the past three fiscal years, Bingo Florida has been operating out of principal offices in Vancouver, British Columbia, Canada. Bingo Florida's client base consists of advertisers located in Canada, United States, Europe and the Caribbean.  In essence, Bingo Florida is involved in a global business and as such does not need to be geographically tied to any particular city or region.  For the past four fiscal years, Bingo Florida has steadily decreased its operating expenses and decreased its net loss.  For the quarter ended September 30, 2004, the Company became profitable for the first time in its history.  Management expects this trend to continue.  Management will continue to operate Bingo Florida in a manner designed to minimize operating expenses and maximize revenue and profit.

Bingo Anguilla's Reasons for the Merger

Bingo Anguilla is a wholly owned subsidiary of Bingo Florida.  Bingo Anguilla was incorporated on September 30, 2004, specifically for the purpose of facilitating Bingo Florida's reincorporation in Anguilla, British West Indies.  Bingo Anguilla has assets of only $2,000 cash and has conducted no business since the date of its incorporation on September 30, 2004.

The Management of the Company has considered the following in the merger decision:

  The major reason for the merger is that Anguilla is a tax free jurisdiction.  This is considered beneficial considering the Company's increased profitability.

  Anguilla is a British Protectorate and therefore has very close ties with the United Kingdom.  The Company identifies the United Kingdom as potential future market in which to expand and therefore to grow it's business.

  Anguilla has modern corporation laws, enabling the Company to operate in an efficient manner.

  The Company has in addition looked at other low tax locations (eg. The Channel Islands, Bermuda and the Isle of Man) and found that Anguilla is the most cost effective location for the Company's operations.

  The management of the Company has familiarity and long time experience of operating in Anguilla and will therefore believes it will be able to find the necessary staff in Anguilla, where there is often a shortage of skilled personnel.

  Anguilla does not currently have an efficient online banking system but there are plans by the various banks in Anguilla to set up an internet banking system, which the Company prefers to use its operation.

Reincorporation in Anguilla, B.W.I.

Bingo Florida is organized under the laws of the State of Florida and is therefore subject to the Florida General Corporations Law.  Bingo Anguilla is organized under the International Business Companies Act of Anguilla, British West Indies.  There are some material differences between the State of Florida and Anguilla, British West Indies with respect to stockholder rights.  A comparison of stockholder rights is set out under the heading "Comparison of Stockholders Rights" on page 46 of this information statement/prospectus.  Bingo Anguilla has adopted bylaws virtually identical to those adopted by Bingo Florida.  The certificates of incorporation of the two corporations contain few differences.

Interest of Executive Officers and Directors in the Merger

Bingo Florida stockholders should be aware that some Bingo Florida directors and executive officers have interest in the merger and related arrangements that are different from, or in addition to, their interests as Bingo Florida's stockholders.  These interests may create potential conflicts of interest for these directors and officers because they may be more likely to approve the merger than Bingo Florida stockholders generally.  The Bingo Florida board of directors was aware of these interests and took these interests into account in its deliberations of the merits of the merger and in approving the merger and the transactions contemplated by the merger agreement.

Accounting Treatment

The merger is expected to be accounted for as a reverse merger transaction, with Bingo Anguilla being the surviving company for financial reporting purposes.  As a result, the consolidated financial statements will be issued under the name of Bingo Anguilla but are considered a continuation of the consolidated financial statements of Bingo Florida and therefore the assets and liabilities are recorded in Bingo Anguilla financial statements at their historical value.

Listing on OTC BB

The shares of Bingo Florida are currently quoted on the OTC Bulletin Board under the symbol "BIGR".  Following the merger between Bingo Florida and Bingo Anguilla and the survival of Bingo Anguilla as the surviving corporation, the shares of Bingo Anguilla will be quoted on the OTC BB in substitution for the shares of Bingo Florida. It is anticipated that listing of the shares of Bingo Florida on the OTC Bulletin Board will continue uninterrupted up to and through the closing of the merger.  Given that Bingo Anguilla will be assuming the business, the assets and liabilities of Bingo Florida upon completion of the merger, it is not anticipated that the merger of the two companies will positively or negatively affect the market for Bingo Anguilla's securities.

U.S. Federal Income Tax Consequences

United States Income Tax Consequences of the Transfer to Anguilla B.W.I.

The following is a summary of United States federal income tax consequences generally applicable to a U.S. holder of our common shares with respect to the transfer to Anguilla, B.W.I.  This summary addresses all material United States federal income tax matters but does not take into account or anticipate any state, local or foreign tax considerations.

The following summary is based upon the sections of the Internal Revenue Code of 1986, U.S. Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.

This commentary is generally applicable to a holder of our common shares who is a U.S. citizen or U.S. resident individual, a U.S. domestic corporation or partnership, or a U.S. trust or estate.  This summary does not address the tax consequences to persons subject to highly specialized provisions of United States federal income tax law.  This summary is applicable to our shareholders who hold their shares as capital property and who deal at arm's length with us.

THIS SUMMARY OF U.S. TAX CONSEQUENCES IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES.  ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE TRANSFER TO ANGUILLA, B.W.I.

Consequences to the Company

General

Our transfer to Anguilla B.W.I. from the United States would be treated, for tax purposes only, as a transfer by us of all of our property to our newly incorporated wholly-owned Anguillan B.W.I. subsidiary in exchange for the subsidiary's shares.  Immediately following that exchange, there would be a deemed distribution of the subsidiary's shares to our shareholders and an exchange by them of their shares of Bingo Florida for the subsidiary's shares.  The final result would be that the subsidiary would have all our assets and liabilities and the same shareholders as we have but would, for U.S. tax purposes, be an Anguilla B.W.I. corporation rather than a U.S. corporation.

Generally, the exchange of property by a corporation solely for stock or securities in another corporation would not require the recognition of gain or loss to the exchanging corporation, pursuant to the U.S. tax code.  However, the tax code renders the exchange of our assets for the shares of our subsidiary taxable in the U.S. because our subsidiary is a foreign corporation.  As a result, we would be taxable on the disposition of our property to the extent that the fair market value of the property exceeds our historic basis, for U.S. tax purposes, in the property.

There are no exceptions from the U.S. emigration tax which apply to a U.S. corporation emigrating from the United States.  Consequently, we would be taxable in the U.S. on our emigration to the extent that the fair market value of our property exceeds its basis, for U.S. tax purposes, in the property.  We would pay tax on the amount of any gain at regular U.S. corporate tax rates.

Dividend and Interest Withholding Tax

After we emigrate from the United States and become an Anguilla B.W.I. corporation we would be subject to a U.S. withholding tax on any dividends paid to us by another U.S. corporation.  The withholding tax of 15% is reduced to 5% if we hold 10% or more of the voting shares of the corporation paying the dividend.  In addition, a 10% U.S. withholding tax would apply to interest received from our investments in U.S. debentures.

Consequences to Shareholders

Our transfer to Anguilla B.W.I. from the United States would be treated for tax purposes as if we had transferred all of our property to our wholly-owned Anguilla, B.W.I. subsidiary.  Our shareholders would be considered to have exchanged their shares for the shares of that subsidiary.  The fair market value of the subsidiary's shares should equal the fair market value of property transferred to the subsidiary, net of liabilities.

No gain or loss will be recognized by the shareholders of Bingo Florida as a result of exchange of their shares to the Anguilla, B.W.I. subsidiary, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares.  Any capital gain on the Bingo Florida shares would be taxable to the U.S. resident individual shareholders at the then prevailing capital gains tax rates.  U.S. corporate shareholders would be taxable in the U.S. at regular U.S. corporate tax rates.  Refer to Exhibit 8.1 for the opinion on the taxation effects on the Bingo Florida shareholders.

Appraisal Rights of Dissenting Stockholders of Bingo Florida

A copy of the dissent and appraisal rights provided in Sections 607.1301 to 607.1333 of the Florida Business Corporation Act is attached as Exhibit 4.1 to this Information Statement.

Under Section 607.1302, our stockholders will be entitled to dissent from, seek appraisal for, and obtain payment of the fair value of his or her shares of our common stock if the Merger is consummated.  For this purpose, the "fair value" of a dissenter's shares will be the value of the shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable.  A stockholder who is entitled to so dissent and obtain such payment may not challenge the Merger, unless the action is unlawful or fraudulent with respect to him or the company.

A stockholder of record may assert dissenter's appraisal rights as to fewer than all of our shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies us in writing of the name and address of each person on whose behalf he or she asserts dissenter's appraisal rights.  The rights of a partial dissenter will be determined as if the shares as to which he or she dissents, and his or her other shares were registered in the names of different stockholders.

A beneficial stockholder may assert dissenter's appraisal rights as to our shares held on his or her behalf only if:

-           the beneficial stockholder submits to the company the written consent of the stockholder of record to the dissent and appraisal not later than the time the beneficial stockholder asserts dissenter's appraisal rights; and

-           the beneficial stockholder does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

If a stockholder of record of our company (the "Dissenting Stockholder") wishes to exercise his, her or its dissent and appraisal rights, we are to provide to such Dissenting Stockholder a dissenter's appraisal notice of advising them of their appraisal rights as contemplated by Section 607.1320.  The form of dissenter's appraisal notice is attached as Exhibit 4.2 to this Information Statement. Section 607.1322 provides, among other things, that the dissenter's appraisal notice must be sent no later than 10 days after the effectuation of the corporate action.  The merger will not be effected for a minimum of 20 days following mailing of this information statement to stockholders of Bingo Florida.  The dissenter's appraisal notice must:

-           state where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

-           include our company's balance sheet as of the end of a fiscal year ending not more than 15 months before the date of the dissenter's appraisal notice, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

-           contain a statement of our company's estimate of the fair value of the shares and our offer to pay such estimated fair value;

-           set a date by which we must receive the demand for payment, which may not be less than 40 nor more than 60 days after the date the notice is delivered;

-           set a date by which a notice to withdraw the demand for payment must be received, which date must be within 20 days after the date the demand for payment must be received;

-           if requested in writing by the stockholder, provide to the stockholder so requesting within 10 days after the demand for payment must be received, the number of stockholders and the total number of shares held by them who have returned a demand for payment by the date specified; and

-           be accompanied by a copy of Sections 607.1301 to 607.1333, inclusive.

The dissenter's appraisal notice must provide for the stockholder to state:

-           their name and address;

-           the number, class and series of shares to which they assert appraisal rights;

-           that the stockholder did not vote for the Merger;

-           whether the stockholder accepts our offer as set forth in the notice; and

-           if our offer is not accepted, the stockholder's estimated fair value of the shares and a demand for payment of this estimated value plus interest.

Section 607.1321 and Section 607.1323 provide that a stockholder to whom a dissenter's appraisal notice is sent must:

-           demand payment within 20 days after receiving the dissenter's appraisal notice;

-           not vote, or cause or permit to be voted, any of their shares in favor of the Merger; and

-           deposit his certificates, if any, in accordance with the terms of the notice.

Any stockholder who demands payment and deposits his or her certificates, if any, before the proposed corporate action is taken loses all rights as a stockholder, unless the stockholder withdraws their demand by the date specified in the dissenter's appraisal notice.

Any stockholder who does not demand payment or deposit his, her or its certificates where required, each by the date set forth in the dissenter's appraisal notice, will not be entitled to payment for his, her or its shares under the Florida Business Corporation Act.

Subject to certain exceptions, within 90 days after receipt of a demand for payment from a dissenting stockholder, we will be required by Section 607.1324 to pay to the dissenter the amount that we estimated to be the fair value of his shares and accrued interest.  The obligation that we have in this regard may be enforced by the appropriate court of the county in the State of Florida.

If a dissenter believes that the amount offered by the company pursuant to Section 607.1322 is less than the fair value of the dissenter's shares, the dissenter may under Section 607.1326 notify the company in writing of his or her own estimate of the fair value of the shares and the amount of interest due; and demand payment of such estimate and interest.

A dissenter will be deemed to have waived his or her right to demand payment pursuant to Section 607.1326 unless the dissenter notifies the company of his or her demand in writing within the time set forth on the dissenter's appraisal notice after the company has made or offered payment for the shares.

Under Section 607.1330, if a dissenter's demand for payment remains unsettled, we will be required to commence a proceeding in the appropriate court of the county where our registered office is located within 60 days after receiving the demand, and to petition the court to determine the fair value of the shares and accrued interest.  If we do not commence the proceeding within the 60 day period, any dissenter may commence the proceeding in the name of the company.

All dissenters, whether or not residents of Florida, whose demands remain unsettled, will be named as parties to the proceeding as in an action against their shares.  All parties must be served with a copy of the petition.  Non-residents may be served by registered or certified mail or by publication as provided by Florida law.

The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The dissenting appraisers will be entitled to the same discovery rights as parties in other civil proceedings.

Each dissenter who is made a party to the proceeding is entitled to a judgment for the amount, if any, by which the court finds is the fair value of his or her shares, plus interest.

The court in a proceeding to determine fair value is required by Florida law to determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court will assess the costs against the company, but retains discretion to assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

Exercising Dissent Rights

If a stockholder wishes to exercise his, her or its dissent and appraisal rights, the stockholder must send to the company (at the address set out below) a written notice (a form of which is attached as Exhibit 4.2 demanding payment.

The stockholder must also send any certificates representing our shares to the address set out below.

All written notices and share certificates should be sent to:

            Gerald R. Tuskey, Personal Law Corporation

            Suite 1000

            409 Granville Street

            Vancouver, B.C.

            V6C 1T2   Canada

            Telephone:  (604) 681-9588

Any stockholder who does not demand payment or deposit his, her or its certificates by the date set forth in the dissenter's appraisal notice will not be entitled to payment for his, her or its shares under the Florida Business Corporation Act.

TERMS OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS

General

The terms of our merger are set out in detail in the agreement and plan of merger attached as Exhibit 2.1 to this information statement/prospectus.  The following is a summary of the principal terms of the agreement and plan of merger.

Each common share of Bingo Florida issued and outstanding immediately before the effective date of the merger other than shares of Bingo Florida for which appraisal rights are perfected, will, by virtue of the merger and without any action by Bingo Florida stockholders, be converted into and exchanged for one fully paid and non-assessable common share of the surviving corporation which will be Bingo Anguilla.  Bingo Anguilla, as the surviving corporation of the merger, will continue to be governed by the laws of Anguilla, British West Indies.  The separate corporate existence of Bingo Anguilla with all of its assets and liabilities will continue unaffected and unimpaired by the merger.  On the effective date of the merger, the existence of Bingo Florida as a distinct entity shall cease.

Bingo Anguilla is a wholly owned subsidiary of Bingo Florida  Bingo Anguilla was incorporated on September 30, 2004, in Anguilla, B.W.I. specifically for the purpose of completing a merger with Bingo Florida and becoming the surviving corporation of that merger and redomiciling the Bingo.com business to Anguilla, B.W.I.  Anguilla, B.W.I. is a corporate tax free jurisdiction.  The International Business Companies Act of Anguilla is modern corporate legislation which protects existing Bingo Florida stockholder rights and allows our company continued flexibility to operate its internet based business.

Management and Operations After the Merger

There will be no changes in management or operations of our company following the merger.  The management and operations which are currently those of Bingo Florida will become the management and operations of Bingo Anguilla following the merger.  The directors are elected at each Annual General Meeting and their term of office is for the year until the next Annual General Meeting. Our officers and directors are as follows:

Name

Age

Position

T. M. Williams	64	President and Chief Executive Officer and Chairman of our Board of Directors
P. A. Crossgrove	66	Director
H. W. Bromley	34	Chief Financial Officer

T. M. Williams has served as our President, Chief Executive Officer, Chairman and Director since August 20, 2001.  Since 1984, Mr. Williams has served as a principal of Tarpen Research Corporation, a private consulting firm, and since 1993, he has been an Adjunct Professor, Faculty of Commerce and Business Administration at the University of British Columbia.  From 1988 to 1991, he was President and Chief Executive Officer of Distinctive Software, Inc. in Vancouver, BC, and, upon the acquisition of that company by Electronic Arts Inc., North America's largest developer of entertainment software, he became President and Chief Executive Officer of Electronic Arts (Canada) Inc., where he continued until 1993. Since 1993, Mr. Williams has also been the Managing Partner of CEG, AVC and PEG Partnerships, created to invest in entertainment software worldwide.  Mr. Williams is a director of YM Biosciences, Inc. (a biotechnology company), CellStop Systems, Inc. (a security manufacturing company) and Infowave Software Inc. (an enterprise software company) and several other private corporations.

P. A. Crossgrove has served as one of our Directors since September 2001. Mr. Crossgrove is currently the Chairman of Masonite International Corp. (previously Premdor Inc.) (a door manufacturing company), a position he has held since June 1997.  From 1994 to 1997, he was the President and Chief Executive Officer of Southern Africa Minerals (an investment holding company).  Mr. Crossgrove was also the President and Chief Executive Officer of Itco Properties Ltd. (a real estate development and management company) from 1982 to 1992 and Vice-Chairman of Placer Dome Inc. (a mining company) in 1993 and 1994.  Mr. Crossgrove is a director of a number of other Canadian and U.S. public companies, including: QLT Inc. (a biotechnology and pharmaceutical company), American Barrick Gold Corp. (a mining company), Dundee ReIT (a Real Estate Income Trust) and Philex Gold Inc. (a gold mining company).  In May 2003, he was granted the Order of Canada.

H. W. Bromley, has served as our Chief Financial Officer since July 2002. From 2000 to 2001, Mr. Bromley was a Director and the Group Financial Officer for Agroceres & Co. Ltd. From 1995 - 1999, he was an employee of Ernst & Young working in South Africa and in the United States of America. Mr. Bromley has in addition worked for CitiBank, Unilever PLC and Gerrard. Mr. Bromley is the Chief Financial Officer for CellStop Systems, Inc. (a security manufacturing company).  Mr. Bromley is a Chartered Accountant.

Bingo Anguilla will continue Bingo Florida's current business of developing and operating a Bingo based web portal designed to provide a variety of free games and other forms of entertainment including an online community, chat rooms, contests, sweepstakes and tournaments.

What You Will Receive In the Merger - Treatment of Stock, Options and Warrants

Each share of common stock of Bingo Florida issued and outstanding prior to the effective date of the merger other than shares for which appraisal rights are perfected, shall by virtue of the merger and without any action by Bingo Florida or the holders of Bingo Florida shares be converted into and exchanged for one fully paid and non-assessable common share of the surviving corporation Bingo Anguilla.  All options and warrants of Bingo Florida which are outstanding as at the effective date of the merger will automatically be converted into options and warrants of Bingo Anguilla on exactly the same terms and conditions and with exactly the same rights and privileges.

Exchange of Certificates; Fractional Shares

Each outstanding share certificate representing shares of Bingo Florida common stock that are not dissenting shares, will be deemed for all purposes to represent the number of whole shares of Bingo Anguilla common stock into which such non dissenting shares of Bingo Florida were converted in the merger and the holder of those shares is not required to surrender its certificates for a certificate issued by Bingo Anguilla.  After the effective date of the merger, any holder of an outstanding certificate representing non dissenting shares of Bingo Florida may at the stockholder's option, surrender those certificates to the Company's transfer agent, Interwest Transfer Co. Inc., 1981 East, 4800 South, Suite 100, Salt Lake City, Utah 84117.  Upon surrender, each stockholder will be entitled to receive in exchange for its certificates, new certificates representing the number of shares of Bingo Anguilla into which the rendered shares were converted by the merger.  All registered owners of Bingo Florida common shares remain entitled to exercise any voting or other rights with respect to their shares and to receive dividends and other distributions upon the shares of the surviving corporation Bingo Anguilla until such time as the stockholder surrenders his or her certificates of Bingo Florida for replacement by Bingo Anguilla certificates.

Each certificate representing stock of the surviving corporation, Bingo Anguilla, issued in the merger will bear the same legends, if any, with respect to restrictions on transferability as the certificates of Bingo Florida which were given in exchange therefore.

Effective Time

The merger will be effected no sooner than 20 days following the effective date of this information statement/prospectus and mailing of this information statement/prospectus to stockholders of Bingo Florida.  No material uncertainty exists as to any of the conditions to closing of the merger.

Accounting Treatment

The merger is expected to be accounted for as a reverse merger transaction, with Bingo Anguilla being the surviving company for financial reporting purposes.  As a result, the consolidated financial statements will be issued under the name of Bingo Anguilla but are considered a continuation of the consolidated financial statements of Bingo Florida and therefore the assets and liabilities are recorded in Bingo Anguilla financial statements at their historical value.

U.S. Federal Income Tax Consequences

Tax Consequences for Bingo Florida

The transfer would be treated for U.S. federal tax purposes as though we had transferred our assets from a U.S. corporation to an Anguilla B.W.I. corporation.  We would be subject to U.S. federal tax upon our transfer to the extent that the fair market value of our property exceeds the historic basis, for U.S. tax purposes, in the property.  After we become an Anguilla B.W.I. corporation, we will be subject to U.S. withholding tax on any dividends paid to us by a U.S. corporation, as well as a 10% withholding tax on interest we get from our investments in U.S. debt securities.

Tax consequences for Bingo Florida shareholders.

Tax matters are often complicated and the tax consequences to you from the transfer will depend in part on the facts of your own situation.  You should consult your tax advisors, as you think appropriate, for a full understanding of the tax consequences to you from the transfer.  If you are a U.S. resident shareholder, the transfer of shares will generally result in no recognized gain for U.S. federal income tax purposes.

For a further discussion of the U.S. federal income tax consequences of these transactions, see "The Merger - United States Income Tax Consequences of the Transfer to Anguilla, B.W.I.".  Refer to Exhibit 8.1 for the opinion on the taxation effects for Bingo Florida shareholders.  Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you.

You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.

Material Differences Between the Rights of Bingo Florida Stockholders and Bingo Anguilla Stockholders

For a discussion of the material differences between the rights of Bingo Florida and Bingo Anguilla stockholders see "Comparison of Stockholder Rights" on page 46.

PRO FORMA FINANCIAL INFORMATION

Due to the fact that Bingo.com Ltd. was incorporated solely for the purpose of facilitating a merger with our company, Bingo Florida, there will be no difference in the presentation of the pro forma financial statements or the unaudited financial statements for the period ended September 30, 2004.

	September 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$55,993	$34,046
Accounts receivable, less allowance for doubtful accounts of $nil (2003 - $nil)	43,975	67,574
Inventory	1,127	663
Prepaid expenses	22,911	14,229
Deferred tax asset, less valuation allowance of $3,104,499 (2003 - $2,905,525)	-	-
Total Current Assets	124,006	116,512

Equipment, net	42,417	45,247

Other assets	7,523	10,797

Domain name rights and intangible assets	1,297,202	1,304,617

Total Assets	$1,471,148	$1,477,173

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$464,979	$617,903
Accounts payable - related party	157,342	192,068
Accrued liabilities	50,201	86,777
Accrued liabilities - related party	7,342	372,397
Unearned revenue	76,163	24,511
Loan payable - related party	162,309	190,858
Total Current Liabilities	918,336	1,484,514

Debenture payable	-	1,395,000
Less warrants - debenture discount	-	(259,823)
Net Debenture Payable	-	1,135,177

Total Liabilities	918,336	2,619,691

Commitments and contingencies

Stockholders' equity (deficit) :
Common stock, $0.001 par value, authorized 50,000,000 shares; issued and outstanding 24,249,086 shares (December 31, 2003 - 11,104,608 shares)	24,249	11,105
Additional paid-in capital	10,048,949	8,231,531
Accumulated deficit	(9,544,966)	(9,409,734)
Accumulated other comprehensive income: Foreign currency translation adjustment	24,580	24,580
Total Stockholders' Equity (Deficit)	552,812	(1,142,518)

Total Liabilities and Stockholders' Equity (Deficit)	$1,471,148	$1,477,173

MATERIAL CONTRACTS WITH THE COMPANY BEING ACQUIRED

Other than the agreement and plan of merger discussed in this prospectus/information statement and attached as Exhibit 2.1, there are no past, present or proposed material contracts, arrangements, understandings or relationships between Bingo Florida and Bingo Anguilla.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No named expert or counsel for either Bingo Florida or Bingo Anguilla has or will receive a substantial interest, direct or indirect, in our company or its subsidiaries.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

THE COMPANIES WHICH ARE MERGING

B.        INFORMATION ABOUT BINGO FLORIDA

BUSINESS

Introduction

Bingo Florida (the "Company") is in the business of developing and operating a bingo based web portal designed to provide a variety of free games and other forms of entertainment, including an online community, chat rooms, contests, sweepstakes, tournaments, and more.  The Company envisions becoming the preeminent bingo-based web portal on the Internet, using its bingo.com domain name and incorporating a variety of games and content to attract and retain a large number of subscribers.  The Company's existing website has attracted over 1,000,000 registered users and served over 3,000,000,000 bingo cards since its inception. As there are a fixed number of bingo cards (3) per player per game, the total number of cards served provides a direct correlation to the number of games played (over 1,000,000,000) and a general indication of the levels of Internet traffic generated by the Company's website. The levels of Internet traffic have a direct impact on the Company's revenues as, generally, the greater the Internet traffic, the greater the numbers of advertisements served.  The Company intends to continue to build on this subscriber base to further develop its online presence.

The Company generates revenue principally from the free website, which is supported by advertising revenue obtained by displaying advertisements on our web site and delivering advertisements to our players by email.

The free site provides content to our players in the form of free-to-play, multiplayer theme bingo games, such as Astrology Bingo, Cupid Bingo, Secret Garden Bingo, and the like, as well as online video poker, sweepstakes and slot machines.  We also offer our registered players other forms of entertainment such as fortune telling, chat rooms, and member profiles.

We intend to continue to build on the success of the existing free site by offering a greater depth and variety of content that we expect will hold subscribers and allow us to generate more revenue through advertising.  We also intend to add enhanced content available to users for a monthly subscription charge in order to further grow our revenue base.  We intend to provide non-North American players with the opportunity to play traditional bingo for cash.

References in this prospectus/information statement to "the Company," "we," "us," and "our" refer to Bingo Florida and its subsidiaries, which are described below.

Our executive offices are located at 1166 Alberni Street, Suite 1405, Vancouver, British Columbia, Canada, V6E 3Z3.  Our telephone number is (604) 694-0300.

History and Corporate Structure

The Company was originally incorporated in the State of Florida on January 12, 1987, under the name Progressive General Lumber Corp. ("PGLC') with an authorized share capital of 7,500 shares of common stock with a $1.00 par value per share.  PGLC was for the most part inactive until January 1999.

On July 17, 1998, PGLC filed Articles of Amendment and increased its authorized share capital to 50,000,000 common shares with a $0.001 par value per share.  The shares were also subject to a forward stock split by way of a stock dividend to increase the number of then issued and outstanding shares on a 200 shares for 1 share basis.

In January 1999, management of PGLC changed and the new management filed Articles of Amendment to the Articles of Incorporation of PGLC to amend the Articles of Incorporation and change the name of PGLC to Bingo Florida effective January 22, 1999.  Concurrent with the name change the Company acquired the use of the second level domain name bingo.com and embarked on its business strategy to become a leading online provider of bingo based games and entertainment.

In 1999, we raised an aggregate of $7,057,457 in capital, through the issuance of 8,916,668 shares through private placements.

On April 16, 2004, the debenture holders of Debenture "A" converted the principal into 10,000,000 shares of the Company at a rate of $0.125 per share.  Also on April 16, 2004, the debenture holders of Debenture "A" converted the accrued interest of $400,667 (December 31, 2003, $356,694) into 2,003,334 shares of the Company at a rate of $0.20 per share.

On July 2, 2004, the debenture holders of Debenture "B" converted the principal into 966,667 shares of the Company at a rate of $0.15 per share.  Also on July 2, 2004, the debenture holders of Debenture "B" converted the accrued interest of $34,895 (December 31, 2003, $26,124) into 174,477 shares of the Company at a rate of $0.20 per share.

The Company conducts its business through the Florida incorporated entity and through its wholly owned subsidiary English Bay Office Management Limited (previously Bingo.com (Canada) Enterprises Inc. ("English Bay").  English Bay was incorporated under the laws of British Columbia, Canada, on February 10, 1998 as 559262 B.C. Ltd. and changed its name to Bingo.com (Canada) Enterprises Inc. on February 11, 1999. It subsequently changed it name to English Bay Office Management Limited on September 8, 2003.

On August 15, 2002, the Company acquired 99% of the share capital of Bingo.com (UK) plc ("Bingo UK"). Bingo UK was incorporated under the laws of England and Wales on August 18, 2000, as CellStop plc. and changed its name to Bingo.com (UK) plc. on August 5, 2002.

On September 30, 2004, Bingo.com Ltd. was incorporated in Anguilla, British West Indies for the purpose of moving the jurisdiction of our Company to Anguilla, B.W.I.

The Company also maintains a number of inactive wholly-owned subsidiaries.  These include:

-           Bingo.com (Antigua), Inc., ("Bingo.com (Antigua") incorporated as an Antigua International  Business Corporation on April 7, 1999 as Star Communications Ltd. and changed its name to Bingo.com. (Antigua), Inc. on April 21, 1999;

-           Bingo.com (Wyoming), Inc., incorporated in the State of Wyoming on July 14, 1999;

-           Bingo.com Acquisition Corp., incorporated in the State of Delaware on January 9, 2001.

-           Bingo.com N.V. incorporated in Curacao, the Netherlands Antilles islands on October 29, 2004.

All four of the inactive subsidiaries were incorporated to facilitate the implementation of business plans that the Company has since modified and refocused and consequently, there is currently no activity in these entities.

The Company's common shares are currently quoted on the National Association of Securities Dealers' Over-The-Counter Bulletin Board ("OTCBB") under the symbol "BIGR".  We have not been subject to any bankruptcy, receivership or other similar proceedings.

Bingo.com Domain Name

On January 18, 1999, Bingo Florida purchased the exclusive right to use the domain name bingo.com from a then unrelated company Bingo, Inc., an Anguilla corporation, for (i) a $200,000 cash payment, (ii) 500,000 shares of our common stock (at a value of $2.00 per share) and (iii) an agreement to pay, on an ongoing basis, the Domain Name Purchase price amounting to 4% of our annual gross revenues, with a total minimum guaranteed Domain Name Purchase payment of $1,100,000 in the first three years of the 99 year period ended December 31, 2098. During the year ended December 31, 2002, the agreement was amended so that the remaining Domain Name Purchase payments to the vendor are made monthly, based on 4% of the preceding month's gross revenue.  The value of the bingo.com domain name was based on factors such as the relationship of the name to our business, the ability for us to create a brand for our Website and portal based on the name, the ease of internet browser search ability of the domain name and the ability of visitors to our website to remember and associate the name with our website and portal.  We negotiated the terms of the domain name acquisition at arms' length, and we believe the consideration we paid for the name was reasonable.

During the year ended December 31, 2003, Bingo Florida made payments totaling $35,556 (2002 -$12,023) and $30,746 during the nine month period ended September 30, 2004.  These payments related to payments based on 4% of the preceding months gross revenue as defined in the amended agreement. T. M. Williams, the President and Chief Executive Officer of the Company is the potential beneficiary of several discretionary trusts that hold approximately 80% of the shares of Bingo, Inc.

In January 1999, when the Company purchased the exclusive right to use the domain name "Bingo.com", Mr. T.M. Williams was not associated with the Company as an officer or a director of the Company or in any other capacity.  Mr. T.M. Williams was at arm's length to the Company for the purposes of this transaction.  In April 2001, following the Company's acquisition of the right to use the domain name "Bingo.com", Mr. T.M. Williams joined the Company as a Director and in September 2001, became the President, Chief Executive Officer and Chairman and has provided the primary managerial guidance for the Company since that time.  Mr. T.M. Williams is actively involved on a daily basis with the Company's operations.

Business Overview

The Company aims to become the leading online provider of bingo based games and entertainment.  The Company intends to leverage the worldwide popularity of bingo with the growth of the Internet to become the premier bingo portal.

We are in the business of developing and operating an entertainment and service based website designed to provide a variety of free bingo games, and other forms of entertainment, initially focused on the game bingo and including chat rooms, sweepstakes, communities, and other forms of enhanced content.  We are attempting to create a value-based website, complete with online services and an extensive database of registered players.

The entertainment and other content provided on the bingo.com portal do not include adult content or gambling for cash.  The Company, however, intends to offer traditional bingo for cash to non-North American players.

Free Bingo Business

Our free bingo Website is built around a variety of free bingo games, offered to registered players who compete against other users for the chance to win prizes.  Our primary objective is to provide Internet users a website offering a variety of free bingo based games and entertainment, as well as free online video poker and free slot machines.  The Company intends to continue to provide prize-based, play-for-free games emphasizing entertainment.

The Company uses the appeal of the bingo.com domain name to sell advertising on the free site, which is currently the Company's primary revenue source.  Advertising revenue from the bingo.com website accounted for approximately 99% of our revenue for the year ended December 31, 2003.  During the year ended December 31, 2003, over 75 million player sessions, and the nine months ended September 30, 2004, over 65 million player sessions, were offered to the Company's registered players.  The average visitor session length was 55 minutes per user which means that the Company's website continues to be one of the stickiest sites on the Internet.  A "sticky website" is an industry term referring to a website that holds users for more than a few minutes per visit and has many repeat visitors. As a result of this appeal to web users, the Company served over 1.2 billion ads on the bingo.com website during the year ended December 31, 2003 and over 1,090,000,000 ads during nine months ended September 30, 2004.

Although the games are free to play, players are required to register to receive prizes and to access certain features on the site.  All registration information is stored in online databases.  We intend to continue to build awareness of, and drive traffic to, bingo.com through a marketing program consisting of various elements such as strategic alliances and online and off-line advertising.  In addition, the Company will continue to establish promotional agreements with prominent websites and media content providers that have reciprocal links to bingo.com, or to display advertising.

The Company has attempted to build relationships with online merchants with a view to directing the traffic of our membership base and their buying power, to these third parties in exchange for commissions payable to the Company. An example of this relationship is that with the website Growers Flowers.  Details of this relationship are discussed under "Revenue Streams". To date, however this strategy has not proven successful and revenue earned by the Company through these initiatives has been insignificant relative to its total revenue.  The Company will continue to sell advertising space on the bingo.com website.  The Company believes that its growing user base and stickiness will provide advertisers with an attractive platform to reach their target audience.

The Niche

The Company continues to work towards positioning itself as the leading bingo focused entertainment portal on the Internet.  We believe the size of the worldwide bingo community, the domain name bingo.com, and the attractive nature of the Company's product offering provides us an opportunity to build a large loyal base of daily visitors.

The Company believes it's website, www.bingo.com has broad appeal in the Internet marketplace.  We also believe that bingo is well suited for online entertainment content, and that online games are a compelling entertainment medium for a mass user audience.  The Company believes that players will value an opportunity to win prizes and cash while being allowed to access bingo focused content according to their own schedule and from their own location.

The Company believes that its future success will be dependent on a number of factors.  These include focusing on online bingo games and related entertainment.  We also believe that the continued development of a personalized community atmosphere on the website will continue to encourage lengthy site visits by users.  We believe the nature of the Company's website content and our player base will allow the Company to establish a large detailed database of registered players, which is a critical factor in attracting online advertisers.

Business Strategy

Our objective is to become the premier online destination for web-based bingo entertainment and a leading entertainment destination on the Internet.  The Company is pursuing this objective through the following strategies:

Continue to enhance content

Registered players are provided with a variety of free games, and other forms of entertainment such as chat, sweepstakes, fortune telling, and more.  The free bingo games can be played for points, which are redeemable for prizes.  We are able to create low-cost content through creative face-changes of the standard bingo games.  These 'skins' can reflect themes, corporate interests or other targeted messages.

Revenue streams

We currently generate 99% of our revenue from selling advertising on the free bingo site, Other, relatively minor and through other initiatives such as co-branding and affiliates generate the balance. An example of this is the online store Growers Flowers, where bingo.com users can receive discounts or bonus products (depending upon current promotions) on purchases made at the Growers Flowers site. A typical transaction with Growers Flowers would proceed as follows:

  A bingo.com user decides that they would like to send flowers to a friend;

  They have accumulated sufficient points (Bingo Bucks) by playing on bingo.com to purchase a coupon on the bingo.com website which is cashable at the Growers Flowers website - in this case, they require 50 Bingo Bucks;
  Having purchased the coupon, they click on the "Redeem" button and are immediately transported to the Growers Flowers website - along with the computer code contained in that coupon;
  They then decide to purchase a particular flower selection and proceed through the usual shopping cart/checkout procedure on the Growers Flowers website;
  Bingo.com will receive a commission based on the sale of flowers to all individuals who arrive with a bingo.com coupon/code.

Currently, there are only 3 relationships involving this kind of arrangement as we are constantly evaluating their worth to the Company.  We expect to continue to explore and offer similar sorts of arrangements with the goal of building a diversified revenue base.  There are also other methods of broadening our revenue base that we intend to pursue. Some of these include offering a premium service, via subscription, on our free site and providing traditional bingo for cash to non-North American players.  The Company currently earns revenues from its portal through a variety of ways, such as the following:

-           Banner and button advertisements on our bingo.com site;

-           Pop-ups, which are interstitial ads that appear as a separate window on top of content;

-           Superstitials; which are interstitial commercials that seamlessly load while a visitor is surfing the site;

-           Sponsorships of email newsletters or parts of our site;

-           Commissions on purchases made on Partner sites. e.g. Grower Flowers;

-           Third-Party referral arrangements such as that with Lavalife, where the Company receives a fee whenever a bingo.com player becomes a registered user of their online personals service. With Lavalife, the Company is paid a set fee when a bingo.com user signs up on the dating service and then is paid additional fees (based upon a percentage) calculated against further amounts paid by that user to Lavalife while accessing their dating service.  At the moment, the Lavalife arrangement is the only such agreement in place.

Advertising revenue calculations are based on click-throughs, percentage of sales transactions, or other methods depending on the details of the agreements.  The majority of the Company's current revenue is calculated on a Cost Per Thousand ("CPM") basis.

Expand registered user database

We have demonstrated the ability to attract and keep a large subscriber base.  It is our intention to continue the growth of our database through expansion of our co-branding strategy and through strategic partnerships with affinity groups and penetration of traditional bingo venues by use of targeted promotions with suppliers of goods and services to such venues.

Entertainment and game sites have become increasingly popular and are showing strong growth rates.  The Company's Website traffic reports indicate that between 800 and 1200 new players a day are registering with www.bingo.com.  There has been in excess of 35,000 unique visitors per day, with an average visitor session length of more than 55 minutes.  It is the Company's belief that, if current growth rates can be maintained, it will become a becoming the premier online destination for Web-based bingo entertainment and a leading entertainment destination on the Internet.

Leverage licensed users and alliances

We are confident that the variety of games and entertainment available on our website will encourage many visitors to come, stay, play and revisit often.  In the process of providing a one-stop entertainment arena for bingo lovers, we are creating a value based website which is backed by an extensive database of registered players and their buying preferences.  We believe the value of this demographic data has enabled the Company to generate premium CPM and Cost Per Click ("CPC") rates for the sale of its advertising inventory.

Extend and enhance the value of the brand name

We believe that establishing a readily recognizable brand name is critical to attracting a larger player base and deriving additional revenue.  We believe that bingo.com website has inherent value as a brand name and we intend to aggressively expand our player base by promoting that name.  We intend to pursue online and offline marketing strategies, promotional opportunities, and strategic alliances to make bingo.com website the leading entertainment destination for bingo on the Internet. Amongst the initiatives being considered are the exploration of co-branding opportunities with land-based bingo halls in North America where the Company's brand may be displayed in such land-based bingo halls in exchange for promotion of those halls on the Company's website.  To date, the Company has not agreed with any land-based bingo halls to a co-branding agreement.  Additionally, depending upon whether the regulatory framework in a particular jurisdiction permits its residents to play cash bingo, the Company would like to enter into strategic alliances with members of the non-profit sector to drive traffic from their websites to the Company's website in exchange for a share of the profits generated by those players.  To date, the Company has not entered any strategic alliances agreement.

Marketing Strategy

Our goal is for the bingo.com website to become the most recognized bingo and entertainment destination site on the Internet.  We intend to build an Internet community consisting of a dedicated and loyal user base that we believe will support our ability to generate advertising revenues, and e-commerce sales for the Company.

Advertising focused on promoting the bingo.com website within North America and in targeted international markets through strategic partnerships, co-branding and other promotional activities with a variety of companies is contemplated.  This strategy is intended to further develop the growing database of registered players.

We also use our database of registered users to send targeted emails and other advertisements in order to encourage our subscribers to play.  We offer special promotions and other offerings that bring additional users to our site such as the use of our email list to promote special events.

Employees

As of December 31, 2003 and September 30, 2004, the Company had six full-time employees, not including temporary personnel, consultants, and independent contractors.  The Company retains consultants to provide special expertise in developing strategy, marketing, software and technologies and outsources its development resources.  We outsource our web-design and development as the need for changes to site architecture and graphics is sporadic and it is more cost effective to hire contractors on an ad-hoc basis. None of our employees is represented by a labor union, and we believe that our relationship with our employees is good.

We are substantially dependent upon the continued services and performance of T. M. Williams, our President, Chief Executive Officer and Chairman of our Board.  The loss of the services of this key individual would have a material adverse effect on our business, financial condition and results of operations.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

We are in the business of developing and operating a bingo based web portal designed to provide a variety of free games and intend to provide traditional bingo for cash games for residents outside of North America, and other forms of entertainment on the Internet.  At the end of fiscal 2003 and the nine months ended September 30, 2004, the majority of the Company's equipment was located in Canada.

Seasonality

The Company does not believe that seasonality has an effect on its traffic volumes or its revenue realization.

Competition

The Company faces competition primarily from other companies that target the entertainment segment of the market. Lycos, Inc., through its site Gamesville, Electronic Arts Inc., through its site Pogo, and Vivendi Universal, through its site Flipside, are large online entertainment destinations, offering games, game shows and other interactive experiences to users.  We will continue to compete with these large sites as well as many other smaller offerings, and there can be no assurances that we will be successful in attracting users from these sites.

Trademarks and Intellectual Property Protection

The Company will continue to consider the need to apply for trademark registration and protection for its games, logo and various phrases in Canada and the United States.  The Company has not submitted any other applications for trademark registration. In the event that we determine that we have created an asset whose value can be protected, we will attempt to protect our proprietary asset by applying for patents, copyrights or trademarks.  In addition, we intend to rely on trade secret laws and non-disclosure and confidentiality agreements with our employees and consultants, who have access to its proprietary technology, to protect our technologies.

DESCRIPTION OF PROPERTY

Our primary administrative, sales and marketing facility is located in leased space in Vancouver, British Columbia.  This facility occupies approximately 2,000 square feet.  We entered into a sublease arrangement on March 1, 2002, with a term of 43 months and ending September 29, 2005.  The monthly rental is approximately $2,900 per month.  We believe that these facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional space will be available if needed.  Other than described above, neither we, nor any of our subsidiaries presently own or lease any other property or real estate.

LEGAL PROCEEDINGS

The Company is not currently a party to any legal proceeding, and was not a party to any other legal proceeding during the nine months ended September 30, 2004.  Management of the Company is currently not aware of any other legal proceedings proposed to be initiated against the Company. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and notes thereto and the interim unaudited consolidated financial statements and notes thereto, with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with other financial data included elsewhere in this prospectus/information statement.  The consolidated statement of operations data for the years ended December 31, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2003 and 2002, are derived from our audited consolidated financial statements, which have been audited by Dohan and Company, P.A., C.P.A.'s independent auditors.  The consolidated statement of operations data for the year ended December 31, 2001, and the consolidated balance sheet data as of December 31, 2001, are derived from our audited consolidated financial statements, which have been audited by Davidson and Company, independent auditors.

The independent auditors' reports appearing in the Company's Form 10K contain explanatory paragraphs that state that the Company's losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.  The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated statement of operations data for the years ended December 31, 1999 and December 31, 2000, and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999, are derived from audited consolidated financial statements.  The historical results are not necessarily indicative of results to be expected in any future period.

The unaudited consolidated statement of operations data for the periods ended September 30, 2004 and March 31, 2004, and the unaudited consolidated balance sheet data as of September 30, 2004, June 30, 2004, and March 31, 2004, are derived from our form 10QSB as filed with the Securities Exchange Commission.

		Year Ended December 31,
	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data:
Revenue	$888,888	$717,192	$1,734,322	$1,119,864	$--
Cost of revenue	211,253	351,207	1,093,963	861,200	--
Gross profit	677,635	365,985	640,360	258,664	--
Operating expenses including interest	974,887	1,334,728	2,597,380	3,584,536	2,480,434
Interest and other income	61,761	35	1,821	36,880	125,901
Loss from continuing operations	(235,491)	(968,708)	(1,955,200)	(3,288,992)	(2,354,533)
Loss from discontinued operations	--	--	--	(45,899)	(554,107)
Net loss	$(235,491)	$(968,708)	$(1,955,200)	$(3,334,891)	$(2,908,640)

Basic and diluted net loss per share	$(0.02)	$(0.09)	$(0.19)	$(0.33)	$(0.31)
Weighted average common shares Outstanding	11,104,608	10,953,238	10,447,200	10,065,054	9,278,084

		Year Ended December 31,
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:
Cash	$34,046	$14,682	$14,028	$174,463	$3,382,529
Working capital (deficit)	(1,368,002)	(1,299,148)	(1,054,578)	(428,256)	3,251,649
Total assets	1,477,173	1,469,185	2,136,890	2,715,258	4,990,371
Total liabilities	2,619,691	2,376,212	2,092,415	1,331,237	325,643
Long term obligations	1,395,000	1,395,000	1,125,974	377,136	9,494
Total stockholders' equity (deficit)	(1,142,518)	(907,027)	44,475	1,384,021	4,664,728

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Consolidated Statement of Operations Data:
Revenue	$768,699	$615,175
Cost of revenue	164,701	152,683
Gross profit	603,998	462,492
Operating expenses	467,753	508,635
Interest and other income	11,654	78,569
Interest expense - warrant - debenture discount	259,823	84,684
Net loss	$(135,232)	$(209,396)

Basic and diluted net loss per share	$(0.01)	$(0.02)
Weighted average common shares Outstanding	18,813,622	11,104,608

September 30, 2004
Consolidated Balance Sheet Data:
Cash	$55,993
Working capital (deficit)	(794,330)
Total assets	1,471,148
Total liabilities	918,336
Long term obligations	-
Total stockholders' equity	552,812

SUPPLEMENTARY FINANCIAL INFORMATION

Quarterly Results of Operation

The following tables present the Company's unaudited consolidated quarterly results of operations for each of our last ten quarters.  This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003.

	Three Months Ended
	September 30, 2004	June 30, 2004	March 31, 2004
Consolidated Statement of Operations Data:
Revenue	$274,758	$247,752	$246,189
Cost of revenue	64,291	53,446	46,964
Gross profit	210,647	194,306	199,225
Operating expenses	171,156	98,496	167,135
Interest and other income	(11,315)	11,595	42,341
Interest expense - warrant - debenture discount	10,211	221,383	28,228
Net Income (loss) from continuing operations	$40,415	(137,168)	$(38,479)

Basic and diluted net income (loss) per share	$0.00	(0.01)	$(0.00)
Weighted average common shares Outstanding	24,266,546	21,132,386	11,104,608

		Three Months Ended
	March 31 2003	June 30 2003	September 30 2003	December 31, 2003
Revenue	$174,470	$203,947	$236,758	$273,713
Cost of revenue	49,785	49,201	53,697	58,570
Gross profit	124,685	154,746	183,061	215,143
Operating expenses and other (income) / expenses	258,862	203,584	209,443	241,237
Net (loss) from continuing operations	$(134,177)	$(48,837)	$(26,382)	$(26,095)
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.00)
Weighted average common shares	11,104,608	11,104,608	11,104,608	11,104,608

		Three Months Ended
	March 31 2002	June 30 2002	September 30 2002	December 31, 2002
Revenue	$236,955	$179,449	$142,443	$158,345
Cost of revenue	157,027	100,107	30,693	63,380
Gross profit	79,928	79,342	111,750	94,965
Operating expenses and other (income) / expenses	278,405	483,876	258,060	314,352
Net (loss) from continuing operations	$(198,477)	$(404,534)	$(146,310)	$(219.387)
Basic and diluted net loss per share	$(0.02)	$(0.04)	$(0.01)	$(0.02)
Weighted average common shares	10,854,608	10,854,608	10,997,465	11,104,608

Management's Discussion and Analysis of Financial Condition and Results of Operation

The information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operation contains "forward looking statements."  Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set forth in this report.  Although management believes that the assumptions made and expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be materially different from the expectations expressed in this Annual Report.  The following discussion should be read in conjunction with the audited Consolidated Financial Statements and related Notes thereto included in Item 8, with "Item 6.  Selected Financial Data," with the Risk Factors section of Item 1, and with the Special Note regarding forward-looking statements included elsewhere in this report.

Overview

Since 1999, the Company has been focused on the development of prize-based, play for free Internet games, with an emphasis on entertainment.  The Company began to experience revenue growth from these games in fiscal 2000.  The majority of the Company's revenue in fiscal 2003 and to date in 2004 was derived from the sale of Internet advertising.  The Company expects that such sales will continue to contribute a significant portion of the revenue for the foreseeable future.  The Company intends to continue to search for additional revenue sources so that it is less dependent on a single revenue stream.  However, until other sources of reliable revenue can be achieved, the Company continues to be subject to the Internet advertising market with sales of advertising remaining the dominant source of revenue for the Company.

The Company has reduced its Accounts Payable from $1,046,317 as of September 30, 2001 to $515,180 as of September 30, 2004.  It has achieved this by working with our creditors to either settle or implement a long term payment plan which is satisfactory to both parties.

The Company has made a significant investment in the development of the Company's website, purchase of domain name, branding, marketing, and maintaining operations.  As a result the Company has incurred significant losses since inception, and as of September 30, 2004, had an accumulated deficit of $9,544,966.  For the quarter ended September 30, 2004, the Company became profitable for the first time in its history.  Management anticipates that this trend will continue. Moving forward, the Company, after the merger with Bingo Anguilla, intends to control operating and expansion costs so as continue to operate profitably and efficiently.

Critical Accounting Policies

The following discussion of critical accounting policies is intended to supplement the Summary of Significant Accounting Policies presented as Note 2 to our 2003 audited consolidated financial statements presented elsewhere in this report.  Note 2 summarize the accounting policies and methods used in the preparation of our consolidated financial statements.  The policies discussed below were selected because they require the more significant judgments and estimates in the preparation and presentation of our financial statements.  On an ongoing basis, the Company evaluates these judgments and estimates, including whether there are any uncertainties as to compliance with the revenue recognition criteria described below, and recoverability of long-lived assets, as well as the assessment as to whether there are contingent assets and liabilities that should be recognized or disclosed for the consolidated financial statements to fairly present the information required to be set forth therein.  The Company bases its estimates on historical experience, as well as other events and assumptions that are believed to be reasonable at the time.  Actual results could differ from these estimates under different conditions.

Revenue Recognition

Revenue from the sale of advertising is recognized as the service is delivered on the website, as the advertising campaign or the impressions and clicks are made on the website.  Revenue from advertising campaigns that span a number of months is recognized equally over the term of the campaign.

Impairment of Long-lived Assets

Management evaluates long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets".  These assets comprise mainly property and equipment, and the bingo.com domain name.  The impairment review is performed by the Company, whenever events and circumstances indicate that the assets may be impaired. In performing this review, we estimate the future net cash flows from the assets and compare this amount to the carrying value.  If this review indicates the carrying value may not be recoverable, impairment losses are measured and recognized based on the difference between the estimated discounted cash flows over the remaining life of the assets and the assets' carrying value.  Changes in our future net cash flow estimates may impact our assessment as to whether a particular long-lived asset has been impaired.

Sources of Revenue and Revenue Recognition

The Company generates the majority of its revenue from the sale of advertising on its website. We recognize as revenues the amount paid to us upon the delivery and fulfillment of advertising in the form of banner and button ads, email, rich media and newsletters, provided that the collection of the resulting receivable is probable.

Results of Operations

Quarters Ended September 30, 2004 and 2003

            Revenue

Revenue increased to $274,758 for the quarter ended September 30, 2004, an increase of 16% from revenue of $236,758 for the same period in the prior year.  In addition, revenue increased by 11% for the quarter ended September 30, 2004, over revenue of $247,752, for the second quarter of 2004.  The Company has increased its advertising rates by approximately 10% overall at the beginning of 2004 and obtained a greater number of individual advertisers, thereby providing a more diverse and increased revenue stream.

Cost of revenue

The Company recorded cost of revenue of $64,291 during the quarter ended September 30, 2004, an increase of $10,594 or 20% compared to costs of $53,697 for the same period in the prior year.  The gross margin remained at 77% for the quarter ended September 30, 2004, compared to the third quarter of the prior year.  Cost of revenue during the quarter ended September 30, 2004, has increased 20% compared to cost of revenue of $53,446 for the second quarter of 2004.  The gross margin decreased from 78% for the second quarter of 2004. Cost of revenue consists primarily of commissions paid on the sale of advertising and the cost of hosting the website.  The increase in cost of revenue, compared to the prior year and first quarter of 2004 is due to an increase in commission related sales.

            Sales and marketing expenses

Sales and marketing expenses increased to $13,780 for the quarter ended September 30, 2004, an increase of $10,014 (266%) over expenses of $3,766 in the third quarter of 2003.  In addition, sales and marketing expenses during the quarter ended September 30, 2004, increased by 59% over sales and marketing expenses of $8,646 for the second quarter of 2004.  Sales and marketing expenses include principally costs for marketing, co-brand advertising and prizes for our game site.  This increase for the quarter ended September 30, 2004, compared to the third quarter of 2003 and the second quarter of 2004 is due to an increase in advertising spend, in order to drive traffic to our site.

            General and administrative expenses

General and administrative expenses consist primarily of payroll costs for the Company's accounting, administrative and technical staff, premises costs for the Company's office, legal and professional fees, and other general corporate and office expenses.  General and administrative expenses increased to $135,988 for the third quarter of 2004, an increase of 8% over costs of $126,117 for the same period last year.  In addition, general and administrative expenses for the quarter ended September 30, 2004, increased by 15% over general and administrative costs of $118,385 for the second quarter of 2004.  General and administrative expenses have increased in comparison to the prior year and the prior quarter due to an increase in legal expenses on legal advise on merging Bingo Florida with its subsidiary in Anguilla, British West Indies, Bingo Anguilla and the filing of the Form S-4 with the Securities and Exchange Commission. In addition, the General and administrative expenses has increased due to the weakness of the United States dollar in comparison with the Canadian dollar.

Depreciation and amortization

Depreciation and amortization includes depreciation on the Company's equipment and amortization of intangible asset relating to the email list.  Equipment is depreciated using the declining balance method over the useful lives of the assets, ranging from three to five years.  Intangible asset - email list is amortized over five years.  Depreciation and amortization decreased to $6,754 during the quarter ended September 30, 2004, a reduction of 10% over costs of $7,499 during the same quarter in the prior.  The depreciation and amortization for the quarter ended September 30, 2004, increased 3% compared to depreciation and amortization costs of $6,574 for the second quarter of 2004.  The changes in depreciation and amortization can be explained due to the average age of the Company's assets being older in fiscal 2004, resulting in a lower depreciation base.  This decrease in depreciation is offset by the increase in amortization due to the acquisition of the intangible asset - email list during the fourth quarter of 2003.  The increase in depreciation and amortization for the quarter ended September 30, 2004, compared to the second quarter of 2004 is due to acquisition of additional equipment during the third quarter of 2004.

Interest expense

Interest expense consists of accrued interest on the convertible debentures and other debt instruments, such as leases and loans.  Interest expense decreased to $756 for the three months ended September 30, 2004, a decrease of 98% over interest expense of $43,429 for the same period in the prior year.  In addition, interest expense for the quarter ended September 30, 2004, decreased 93% compared to interest expense of $11,602 for the second quarter of 2004.  This decrease in interest expense in the quarter ended September 30, 2004, compared to the third quarter of 2003 and second quarter of 2004 is due to the conversion of Debenture "A" and the accrued interest into common stock of the Company during the second quarter of 2004 and the conversion of Debenture "B" and the accrued interest into common stock of the Company during the third quarter of 2004.

Interest expense - warrant - debenture discount decreased to $10,211 for the three months ended September 30, 2004, a decrease of 64% over interest expense - warrant - debenture discount of $28,228 for the same period in the prior year and a decrease of 95% over interest expense - warrant - debenture discount of $221,383 for the second quarter of 2004.  This decrease is due to the write off of the unamortized portion of the Warrant - Debenture Discount, due to the conversion of Debenture "B" into shares of the Company during the third quarter of 2004.  The decrease compared to the second quarter of 2004 is due to the write off of the unamortized portion of the Warrant - Debenture Discount, due to the conversion of Debenture "A" into shares of the Company and the expiration of Warrant "A" for 4,800,000 shares of the Company during the second quarter of 2004.

            Net loss and net loss per common share

Net Income for the three months ended September 30, 2004, amounted to $40,415, an income of $0.00 per share, compared to a net loss of ($26,382) or ($0.00) per share for the same period in 2003 or a net loss of ($137,168), a loss of ($0.01) per share, for the second quarter of 2004.  This increase in net income compared to the third quarter of the prior year is due to the increase in revenue.  The increase in net income compared to the second quarter of 2004, is due to the write off of the unamortized portion of the Warrant - Debenture Discount in the second quarter of 2004.  This write off was due to the conversion of Debenture "A" into shares of the Company and the expiration of Warrant "A" for 4,800,000 shares of the Company.

Years Ended December 31, 2003 and 2002

            Revenue

Revenue increased to $888,888 for the year ended December 31, 2003, an increase of 24% over revenue of $717,192 for the same period in the prior year.  The company has increased its advertising rates by approximately 10% overall and obtained a greater number of individual advertisers, thereby providing a more diverse and increased revenue stream.

            Cost of revenue

The Company recorded cost of revenue of $211,253 during the year ended December 31, 2003, a decrease of $139,954 or 40% compared to costs of $351,207 for the same period in the prior year.  The gross margin improved to 76% in 2003 from 51% in 2002.

Cost of revenue consists primarily of commissions paid on the sale of advertising, the cost of hosting the website and the domain name purchase payments.  This decrease in cost of revenue in 2003 is due to the fact the Company in May 2002, cancelled the outside parties sales contracts and took over the advertising, Website hosting and ad serving itself.  This resulted in fewer people focused on selling advertising therefore less commissions and fewer barter transactions than in the prior year. In addition in the first and second quarter of 2002 the Company incurred license and service fees in connection with the licensing of the CrediPlay software that was used to operate the Company's Skill-Bingo Website.  These fees ceased with the termination of the license on May 21, 2002.  However the Company did incur greater Web hosting expenses and domain name purchase payments in 2003 compared to the prior year.  The increase in domain name purchase payments is due to the increase in revenue in 2003.

                  Sales and marketing expenses

Sales and marketing expenses dropped to $30,941 for the year ended December 31, 2003, a 62% decrease of $50,379 over 2002 expenses of $81,320. Sales and marketing expenses include principally costs for marketing, co-brand advertising and keyword buys for our game site.  The balance of marketing and advertising expenses consists of payroll, consultant, and travel costs.  This decrease in sales and marketing expenses in 2003 compared to the prior year is due to the cancellation of outside parties sales contracts in May 2002.  This resulted in fewer people focused on selling advertising. Subsequent to May 2002, the Company has taken over the advertising, Website hosting and ad serving itself. In addition the sales and marketing team changed from a combination of both salary and commission remuneration to a commission only remuneration in the third quarter of 2002.  There was however an increase in additional prizes especially the introduction of the daily cash winners in the first quarter of 2003 where players can win $50 on a daily basis.  This increase in prizes is intended to attract a greater number of players to the site.

We expect to continue to incur sales and marketing expenses to further our efforts to increase traffic to our web portal.  These costs will include commissions, salaries, advertising, and other promotional expenses intended to increase our subscriber base and improve revenue.  There can be no assurances that these expenditures will result in increased traffic or significant new revenue sources.

                    General and administrative expenses

General and administrative expenses consist primarily of payroll costs for the Company's operational staff, premises costs for the Company's office, legal and professional fees, insurance and other general corporate and office expenses. General and administrative expenses decreased to $509,272 for the year ended December 31, 2003, a reduction of 9% over costs of $561,715 for the previous year.  General and administrative expenses declined from the prior year as a result of Company management making great efforts to control operating costs in order to reduce administrative and other expenses.  General and administrative expenses have decreased in comparison to the prior year despite an increase in professional services fees such as accounting and legal fees, an increase in payroll costs and an increase in costs due to the weakness of the US Dollar in relation to the Canadian Dollar.  These professional fees have increased due to the additional reporting requirements required by the Sarbanes-Oxley Act of 2002.  The general and administrative expenses have additionally decreased in comparison to the prior year due to the Company incurring large write-offs of amounts due to the Company during the second quarter of 2002 in the cancellation of outside parties sales contracts.

We expect to continue to incur general and administrative expenses to support the business, and there can be no assurances that the Company will be able to generate sufficient revenue to cover these expenses.

Depreciation and amortization

Depreciation and amortization includes depreciation of the Company's equipment, as well as amortization of the bingo.com domain name.  The Company capitalized the cost of the purchase of the domain name and was amortizing the cost over five years from the date of commencement of operations. In 2002 the Company suspended the amortization of the domain name in accordance with SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", where companies are no longer permitted to amortize indefinite life assets. Equipment is depreciated over the useful lives of the assets, ranging from three to five years.  Depreciation decreased to $32,612 during the year ended December 31, 2003, a reduction over costs of 82% over costs of $177,006 during the prior year.  This decrease is due to the disposal of capital assets during 2002.

            Other income and expenses

Interest expense consists of accrued interest on convertible debentures and other debt instruments, such as leases and the amortization of the debenture discount issued with the debentures.  Interest expense decreased to $285,087 for 2003, a decrease of $7,062 (2%) over the prior year's expense of $292,149.  The decrease is attributable to the reduction in interest on capital leases due to outstanding debt on the capital leases reaching maturity.  There was an increase in interest on debentures due to issuance of a second debenture in the third quarter of 2002.  During the year ended December 31, 2003, the company made gains of $61,468 (2002 - $45,000) from the settlement of debts with creditors.  During the year the year ended December 31, 2003, the Company incurred foreign exchange losses of $58,167 due to balances held in Canadian dollars, which were affected by the weakness of the US Dollar in relation to the Canadian Dollar.

            Income taxes

No income taxes were payable in 2003 or in 2002, as a result of the operating loss recorded during those years.  Based on a number of factors, including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets, and, accordingly, has not booked an income tax benefit at December 31, 2003 or at 2002.  All losses incurred can be carried forward for seven years for Canadian income tax purposes and twenty years for United States income tax purposes.

            Loss per share and net loss

The Company ended the year with a net loss of $235,491, a loss per share of $0.02, which is a 76% improvement over the prior year's net loss and loss per share of $968,708 and $0.09, respectively.  This decrease in losses is due to the Company's management continued efforts to control operating costs and to increase revenue streams.

Years Ended December 31, 2002 and 2001

Total assets decreased to $1,469,185 as of December 31, 2002, compared to $2,136,890 at in 2001.  The reason for this decrease was due to large write off of accounts receivable balances due to the cancellation of outside parties sales contracts and to the disposal of capital assets during 2002.  No funds were raised through the issuance of common stock in 2002.  However the Company did receive $145,000 under a debenture.  Our cash position increased slightly to $14,682 and our working capital position decreased to a deficit of $1,299,148 from working capital deficit of $1,054,578.

Of the $828,957 of total operating expenses for the year ended December 31, 2002, $561,715 was for general and administrative expenses associated with the operations of the Company.  General and administrative expenses consist primarily of payroll and consultant costs for the Company's executive staff, accounting and administrative personnel, premises costs, legal and professional fees for preparation and review of our registration statement, insurance and other general corporate and office expenses.  These general and administrative expenses reduced by 64% over costs of $1,556,693 for the year ended December 31, 2001.  General and administrative expenses declined from the prior year as a result of Company management making great efforts to control operating costs in order to reduce administrative and other expenses.

Sales and marketing expenses were $81,320 for the year ended December 31, 2002, and were $200,607 for the year ended December 31, 2001.  Sales and marketing expenses decreased significantly in 2002 as a result of changes to the business, particularly as a result of fewer employees being focused on selling.  Subsequent to May 2002, the Company has taken over the advertising, website hosting and ad serving itself.

We had a net loss of $968,708 or $0.09 per share for the year ended December 31, 2002, compared to $1,955,200 or $0.19 per share for the year ended December 31, 2001.  We expect to continue to incur losses as we continue to build our operations.

Liquidity and Capital Resources

The Company does not yet have an adequate source of reliable, long-term revenue to fund operations.  As a result, the Company is reliant on outside sources of capital funding.  There can be no assurances that the Company will, in the future, achieve a consistent and reliable revenue stream adequate to support continued operations.  In addition, there are no assurances that the Company will be able to secure adequate sources of new capital funding, whether it is in the form of share capital, debt, or other financing sources.

The Company had cash and cash equivalents of $55,993 and a working capital deficit of $794,330 at September 30, 2004. This compares to cash of $34,046 and working capital deficiency of $1,368,002 at December 31, 2003, and cash of $14,682 and working capital deficiency of $1,299,148 at December 31, 2002.

During the nine months ended September 30, 2004, the Company generated cash of $104,680 from operating activities compared to generated cash of $58,749 in the year ended December 31, 2003, and compared to using cash of $95,275 in the year ended December 31, 2002.  The significant improvement in cash flow from operating activities in 2004 & 2003 demonstrates the effectiveness of the Company's efforts to implement efficiencies in operations and reduce overall operating costs and increase revenue streams in 2004, 2003 and in 2002.

Net cash used by financing activities was $28,549 for the nine months ended September 30, 2004, and $32,247 for the year ended December 31, 2003, which compares to cash provided of $373,091 in the year ended December 31. 2002.  This decrease in net cash used by financing activities in the nine months ended September 30, 2004, is due to the final repayment of capital leases in 2003. The increase in cash used by financing activities in the year ended December 31, 2003, compared to the year ended December 31, 2002, is due to the raising of $295,000 under debentures in 2002.  In addition, in 2002, our President and CEO, T.M. Williams and a company owned by him lent $151,750 to the Company.

The Company used cash of $54,184 for the nine months ended September 30, 2004, compared to using cash of $7,138 in investing activities in the year ended December 31, 2003, compared to using cash of $271,449 in the year ended December 31, 2002.  In the nine months ended September 30, 2004, cash of $9,184 (year ended December 31, 2003 - $7,138 and year ended December 31, 2002 - $84,263) was invested in the capital assets. For the nine months ended September 30, 2004, the Company had invested $45,000 in the acquisition of the email list in accordance with the settlement with Roger Ach and Lottery.com. During the year ended December 31, 2002, $184,772 was invested in the minimum guaranteed domain name purchase payments of the domain name rights in accordance with the agreement. There were no payments in the nine months ended September 30, 2004, nor the year ended December 31, 2003. The Company during the year ended December 31, 2002, acquired Bingo.com (UK) plc. for $61,440.  The Company deemed it in the best interest of the Company to acquire a subsidiary registered in the United Kingdom for the purpose of establishing a company in the United Kingdom for future expansion.

Our future capital requirements will depend on a number of factors, including costs associated with development of our Web portal, the success and acceptance of our new games and the possible acquisition of complementary businesses, products and technologies.  We may not have sufficient cash on hand to conduct our operations through 2005. Although our cash flow is improving, we may need to obtain additional financing to grow our operations for the duration of 2005.

There can be no assurances that additional capital will be available when we need it on terms that we consider acceptable.  The auditors' report on the Company's December 31, 2003, consolidated financial statements contains an explanatory paragraph that states that the Company has suffered losses and negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Audit Committee

The Company's audit committee is the Board of Directors. The audit committee met with the independent auditors on March 25, 2004, and approved the financials statements for the year ended December 31, 2003.

Quantitative and Quantitative Disclosures About Market Risk

As of September 30, 2004, the Company had not entered into or acquired financial instruments that have material market risk.  The Company has no financial instruments for trading purposes, or derivative or other financial instruments with off balance sheet risk.  All financial liabilities are due within the next twelve months and are classified as current liabilities in the consolidated balance sheet included in this information statement/prospectus.

The Company is exposed to foreign currency exchange risk due to the fact that the Company has operations in Canada and the United Kingdom.  To date, the Company has not entered into foreign currency contracts to hedge against foreign currency risks between the Canadian dollar, British Pound Sterling or other foreign currencies and our reporting currency, the United States dollar.

INFORMATION ABOUT BINGO ANGUILLA

Bingo Anguilla was incorporated under the laws of Anguilla, British West Indies on September 30, 2004.  Bingo Anguilla is governed by the International Business Companies Act of Anguilla, B.W.I.  Bingo Anguilla was incorporated specifically for the purpose of merging with Bingo Florida to facilitate Bingo Florida's reincorporation in Anguilla, British West Indies.  To date, Bingo Anguilla has conducted no business.  Bingo Florida has issued 2,000 of its common shares to Bingo Anguilla in consideration for $2,000 cash.  The cash received from this initial issuance of shares constitutes the sole assets of Bingo Anguilla.  Bingo Anguilla will be the surviving corporation following the merger between Bingo Florida and Bingo Anguilla.  Bingo Anguilla will assume all of the assets and liabilities of Bingo Florida upon the effective date of the merger.  The current management team, assets, liabilities and business of Bingo Florida will become the management team, assets, liabilities and business of Bingo Anguilla upon the effective date of the merger.  The articles and bylaws of Bingo Anguilla are attached as Exhibit 3.5 and 3.6 to this prospectus/information statement.

Bingo Anguilla has only common voting shares authorized.  Bingo Anguilla has only 2,000 of its common shares issued and all of these shares are owned by its parent company, Bingo Florida.  Bingo Florida has signed a shareholders' resolution as the sole shareholder of Bingo Anguilla authorizing the merger between Bingo Florida and Bingo Anguilla.

C.        COMPARISON OF STOCKHOLDER RIGHTS

General

Bingo Florida is a corporation organized under the laws of the State of Florida and is subject to the laws of the Florida Business Corporation Act.  Bingo Anguilla is a corporation organized under the laws of Anguilla, British West Indies and is subject to the International Business Companies Act of Anguilla.  There are some differences in the certificate of incorporations and bylaws of Bingo Florida and Bingo Anguilla.  These differences are discussed below.

The changes that will effect our stockholders as a result of the merger are due to differences between Florida and Anguilla B.W.I. law.  We believe that these differences will not result in any material modification of our stockholder's rights, as the laws respecting stockholder's rights in Florida and Anguilla B.W.I are substantially similar in most respects.

Capitalization

Bingo Anguilla  Bingo Anguilla is authorized to issue an unlimited number of shares of common stock.  As of February 22, 2005, 2,000 shares of Bingo Anguilla common stock were outstanding.

Bingo Florida  Bingo Florida is authorized to issue 50,000,000 shares of common stock.  As of February 22, 2005, there were 24,399,086 shares of common stock outstanding.

As of February 22, 2005, there were outstanding warrants to purchase 580,000 shares of common stock at $0.25 per share.  In addition, options to purchase 4,325,000 shares of common stock at prices ranging from $0.05 to $0.30 were outstanding under the Bingo Florida corporate stock option plan.  Following the merger, all options and warrants of Bingo Florida will become options and warrants of Bingo Anguilla.

Voting Rights

Bingo Anguilla  Under the bylaws, each holder of Bingo Anguilla common stock is entitled to one vote for each share and may not cumulate votes for the election of directors.

Bingo Florida  Under the bylaws, each holder of Bingo Florida common stock is entitled to one vote for each share and may not cumulate votes for the election of directors.

The bylaws of Bingo Florida and Bingo Anguilla both provide that the holders of shares entitled to one third of the votes at a meeting of shareholders constitutes a quorum for the transaction of business at any regular or special meeting of shareholders.

The Bylaws of Bingo Anguilla require that the Company's share register be kept at its registered office on the island of Anguilla.  The bylaws of Bingo Florida require that the Company's share register be kept at its principal executive office or other place within the United States as determined by the board of directors.  Following the merger between Bingo Florida and Bingo Anguilla, our company will operate under the International Business Companies Act of Anguilla.  The International Business Companies Act of Anguilla provides that any stockholder may in person or by attorney, during normal business hours, inspect and take copies of the Company's share register, books, records and minutes kept by the Company as its corporate records.

Number of Directors

Bingo Florida  Bingo Florida's amended articles of incorporation provide that the number of directors of the Company shall not be less than one and subject to such minimum may be increased or decreased from time to time in the manner provided in the Company's bylaws.

Bingo Anguilla  Bingo Anguilla's articles of incorporation state that the minimum number of directors is two and maximum number of directors may be seven.

Election of Directors

Under Florida law, cumulative voting in the election of directors is not made mandatory by statute for any corporation.  Cumulative voting may be provided for in the Articles of Incorporation.

Under Florida law, directors may be elected by certain voting groups and may be elected for staggered terms, if provided for in the Articles of Incorporation.

Under the Anguilla International Business Companies Act, cumulative voting in the election of directors is not mandatory for any corporation.  Cumulative voting may be provided for in the bylaws.

Removal of Directors

The bylaws of both Bingo Florida and Bingo Anguilla provide that any or all of the directors of the Company may be removed from office at any time with or without cause by the affirmative vote of stockholders holding a majority of the shares entitled to vote at an election of directors.

Under Florida law, shareholders may remove one or more directors with or without cause unless the Articles of Incorporation provide that directors may be removed only for cause.  If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him or her.

If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against his or her removal. If cumulate voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her.

A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Under the Anguilla International Business Companies Act, stockholders may remove one or more directors with or without cause unless the bylaws provide that directors may be removed only for cause.  A director may be removed by the stockholders at a meeting of stockholders, by an ordinary majority, provided the notice of the meeting states that the purpose or one of the purposes of the meeting is removal of the director.

Filling Vacancies on the Board of Directors

The bylaws of Bingo Florida and Bingo Anguilla contain identical provisions with respect to the filling of vacancies on the board of directors.  Vacancies on the board of directors of either Bingo Florida or Bingo Anguilla occurring by reason of death, resignation, removal or disqualification may be filled for the unexpired term by a majority of the remaining directors of the board.  Each director elected to fill a casual vacancy shall be a director until such director successor is elected by the stockholders at the next regular or special meeting of stockholders.

Amendments to Certificate of Incorporation

The bylaws of Bingo Florida and Bingo Anguilla provide that the Certificate of Incorporation of the Company may be amended by an affirmative vote of the holders of at least 50.01% of the outstanding voting shares of the Company.

Amendments to Bylaws

The bylaws of both Bingo Florida and Bingo Anguilla provide that the bylaws may be amended or altered by a vote of the majority of the board of directors at any meeting of the directors.

Under Florida law, a corporation's directors may amend or repeal the by-laws in most circumstances, except where the Articles of Incorporation reserve this power exclusively to the shareholders, or the amendment is to fix a greater quorum or voting requirement for shareholders.

Under the Anguilla International Business Companies Act, the Company's bylaws may be made, amended or repealed by the stockholders of the Company in all instances and by the directors of the Company unless the articles or bylaws provide otherwise.

Action by Written Consent

The bylaws of both Bingo Florida and Bingo Anguilla provide that any action that may be taken at a meeting of the stockholders may be taken without a meeting if done in writing and signed by all of the stockholders entitled to vote on that action.

Notice of Stockholder Actions

The bylaws of both Bingo Florida and Bingo Anguilla provide that all stockholders of the Company shown to be holders of record of voting shares are to receive a notice setting out the time and place of each regular meeting and each special meeting of stockholders by a notice which must be mailed at least 10 days but not more than 60 days prior to the meeting being called.  Every notice of special meetings of stockholders must state the purpose or purposes for which the meeting has been called.

Right to Call Special Meeting of Stockholders

The bylaws of both Bingo Florida and Bingo Anguilla provide that special meetings of the stockholders may be held at any time and for any purpose and may be called by the Chief Executive Officer, the Chief Financial Officer, two or more directors or by a stockholder or stockholders holding 10% or more of the voting shares issued by the Company.

Dividends

The bylaws of Bingo Florida and Bingo Anguilla both provide that the board of directors may authorize and cause the companies to issue dividends to the Company's stockholders whenever and in such amounts or forms as in the opinion of the board of directors are deemed advisable.

Florida law does not permit dividends to be paid if the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities, plus any amounts that would be needed to satisfy preferential rights that would be superior upon dissolution.

Under the Anguilla International Business Companies Act, a corporation's directors may declare and pay dividends in money, shares or other property.  Dividends may only be declared and paid out of surplus.  No dividend may be declared and paid unless immediately after payment of the dividend, (a) the Company will continue to satisfy its liabilities as they become due in the ordinary course of its business and (b) the realizable value of the assets of the Company will not be less than the sum of its total liabilities other than deferred taxes as shown in the books of account and its capital.

Liquidation Rights

In the event of liquidation of either Bingo Florida or Bingo Anguilla, the holders of Bingo Florida or Bingo Anguilla common stock shall receive all remaining assets of Bingo Florida or Bingo Anguilla ratably in proportion of the number of shares of common stock held by them.

Loans to Directors

Florida law provides the board of directors, without shareholder approval, to authorize loans to corporate directors and/or officers, where such loan may reasonably be expected to benefit the corporation.

The Anguilla International Business Companies Act does not prohibit loans to corporate directors and/or officers.  Technically, the Company's board of directors could authorize loans to corporate directors and/or officers where such loans may be in the best interests of the corporation.

However, Securities and Exchange Commission rules and policies prohibit loans to directors and senior officers of reporting companies.  As a practical matter, our company will not authorize the loan of corporate funds to any of our directors and/or officers.

Rights and Options

Florida law does not require shareholder approval of incentive stock option plans pursuant to which rights or options are to be granted to directors, officers or employees of a corporation.

Under the Anguilla International Business Companies Act, stockholder approval is not required for incentive stock option plans pursuant to which rights or options are to be granted to directors, officers and employees of the corporation.

Anguilla law provides that shares cannot be issued in an international business company until the consideration in respect of the share is fully paid and when issued, the share is for all purposes fully paid and non-assessable.  Shares may be issued under the International Business Companies Act for money, services rendered, personal property, real property, a promissory note or other binding obligation.

Florida law provides that shares of stock may be issued for consideration that includes services to be performed and that upon the board of directors determining that such consideration to be received is adequate, the stock may be validly issued, and will be deemed to be fully paid and non-assessable.

Indemnification of Officers and Directors

Generally under Florida law, indemnification is permissible when a director performs his or her duties in good faith, in a manner the director believes to be in the best interests of the corporation and its shareholders and has met the requisite standard of care.

Under the Anguilla International Business Companies Act, an international business company may indemnify any officer or director provided that the person being indemnified has acted honestly and in good faith with a view to the best interests of the Company and in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

Shareholders' Consent to Action

Under Florida law, unless the corporation's Articles of Incorporation provides otherwise, any action that could be taken at an annual or special meeting of shareholders may be taken without prior notice and without a vote, if a consent in writing setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under the Anguilla International Business Companies Act, unless the Company's articles or bylaws provide otherwise, an action that may be taken by stockholders at a meeting of stockholders may also be taken by a resolution of stockholders without prior notice and without a vote.  The consent resolution in writing must be signed by the holders of outstanding voting stock having not less than the minimum number of votes that would necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Vote Required for Merger

Florida laws require the affirmative vote of a majority of the outstanding shares to authorize a merger.  In addition, Florida law permits mergers without the approval of the shareholders of the surviving corporation if the Articles of Incorporation of the surviving corporation will not differ from its articles before the merger and each holder of shares before the merger will hold the same number of shares, with the same rights and restrictions, after the merger.

Under the Anguilla International Business Companies Act, the affirmative vote of a majority of the outstanding voting shares of the Company is required to authorize a merger.

D.        VOTING AND MANAGEMENT INFORMATION

We are not asking you for a proxy and you are requested not to send us a proxy.

Under the terms of the Florida Business Corporation Law, the requisite number of stockholders of Bingo Florida has acted by written consent to approve and adopt the merger and the merger agreement.  Stockholders representing 14,136,689 shares or 58% of our issued voting common shares voted to approve our merger.  These written consent actions became effective on October 15, 2004.  Accordingly, your approval of the merger and the amendment to our certificate of incorporation is not required and we are not requesting you to vote on these matters.  Under applicable Securities and Exchange Commission rules, Bingo Florida may first take corporate action in accordance with the stockholder approval of the merger by written consent 20 days after this information statement/prospectus is first mailed to stockholders.

If you object to the merger, the Florida Business Corporation Act, or FBCA, permits you to seek relief as a dissenting stockholder and have the "fair value" of your shares of Bingo Florida common stock determined by a court and paid to you in cash.

If you are a Bingo Florida stockholder who did not execute the written consent resolution approving the merger and wish to dissent to the merger, you must deliver to Bingo Florida, before t, 2005, a written demand for appraisal of your shares.

As discussed under the heading "Dissent and Appraisal Rights", any stockholder who opposes the Merger may exercise dissent and appraisal rights under the Florida Business Corporation Act.  The Merger contemplated hereby is proposed to be submitted to the stockholders for approval by written consent.  We anticipate that the Merger will be approved by a majority of our stockholders, as noted herein.  If a stockholder wishes to exercise dissent and appraisal  rights, the stockholder must send to the company a written notice demanding payment, and deposit the stockholder's share certificates of the company with our attorneys at Suite 1000, 409 Granville Street, Vancouver, British Columbia, Canada  V6C 1T2.  The procedure for dissent and appraisal is described in Sections 607.1301 to 607.1333 of the Florida Business Corporation Act, which are attached as Exhibit 4.1 to the Information Statement.  We require strict adherence to the procedures set forth therein, and failure to do so may result in the loss of all dissenters' appraisal rights.  Accordingly, each stockholder who might desire to exercise dissenter's appraisal rights should carefully consider and comply with the provisions of those sections and consult his or her legal advisor.

No affiliate of Bingo Florida or Bingo Anguilla has any material interest, direct or indirect, by security holdings or otherwise in the proposed merger between Bingo Florida and Bingo Anguilla.

Principal Stockholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of February 22, 2005, by:

-           each person known by us to beneficially own 5% or more of our outstanding common stock;

-           each of our directors;

-           each of the Named Executive Officers; and

-           all of our directors and Named Executive Officers as a group.

In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or direct the disposition of such security.

Percentage of beneficial ownership is based upon 24,399,086 shares of common stock outstanding at February 22, 2005.  Share ownership in the table includes shares which may be acquired within the next 60 days upon exercise of options, warrants or rights of conversion. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.  Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Bingo.com, Inc., 1166 Alberni Street, Suite 1405, Vancouver, British Columbia, V6E 3Z3.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
T. M. Williams 203 Shakespeare Tower The Barbican London, England, EC2Y 8DR	2,189,858	(1)	7%

Peter Crossgrove 3769 Escarpment Road Caledon, ON Canada, L0N 1C0	750,000	(2)	3%

All directors and Named Executive Officers as a group (2 persons)	2,939,858		10%

Bingo, Inc. P.O. Box 727, Landsome Road The Valley, Anguilla, B.W.I.	12,896,831	(3)	43%

(1)    Includes 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.30 per share, 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.05 per share, 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.10 per share and 300,000 shares of common stock that may be issued upon the exercise of 300,000 stock purchase options with an exercise price of $0.15 per share.  Also includes 1,439,858 shares held directly by Mr. Williams.  Mr. Williams is the potential beneficiary of certain discretionary trusts that hold approximately 80% of the shares of a private holding company.  If 80% of the shares of common stock beneficially owned by the private holding company are included here, Mr. William's beneficial ownership changes to 12,507,323 shares, representing 42% of the Class.

(2)    Includes 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.30 per share, 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.05 per share, 150,000 shares of common stock that may be issued upon the exercise of 150,000 stock purchase options with an exercise price of $0.10 per share and 300,000 shares of common stock that may be issued upon the exercise of 300,000 stock purchase options with an exercise price of $0.15 per share.

(3)    Includes 12,696,831 shares held directly by Bingo, Inc., a private holding company.  In addition total shares beneficially owned includes the shares of our common stock. The total shares beneficially owned, also includes the shares that could be issued upon the exercise of stock purchase warrants to purchase a total of 200,000 shares of common stock of the Company.

Certain Relationships and Related Transactions

As of September 30, 2004, the Company had an outstanding loans of $116,835 from T. M. Williams the President and Chief Executive Officer of the Company.  This loan is non-interest bearing and has no fixed terms of repayment. The proceeds of this loan have been used by the Company to fund ongoing working capital requirements.

As of September 30, 2004, the Company had an outstanding loan of $45,474 from a company, Pentar Holdings Limited, owned by T.M. Williams, the President and Chief Executive Officer of the Company.  The loan is secured over certain assets that the funds were used to acquire in 2002.  Interest accrues on this loan at a fixed rate of 7% per annum.

As of September 30, 2004, the Company had an outstanding liability of $163,424 owing to a company, T.M. Williams (Row) Limited, owned by T.M. Williams, the President and Chief Executive Officer of the Company.  This liability is for past services rendered and expenses incurred by T.M. Williams on behalf of the Company under Mr. Williams' consultancy agreement with the Company.

In addition, a company, Bingo, Inc. (T. M. Williams is the potential beneficiary of various discretionary trusts that hold approximately 80% of this company) was issued a total of 200,000 common stock purchase warrants in connection with the issuance of Debenture "B" in July 2002.  These warrants are exercisable at a price of $0.25 per share for a period of three years.

Payments made to a Bingo, Inc. (T. M. Williams is the potential beneficiary of various discretionary trusts that hold approximately 80% of Bingo, Inc.) in relation to the Domain name purchase payment totaled $30,746 during the nine months ended September 30, 2004, (The year ended December 31, 2003 and 2002 $35,556 and $196,795 respectively), related to payments based on the continuing 4% of the proceeding months gross revenue as defined in the amended agreement, of which $1,260 was due at September 30, 2004 (December 31, 2003 and 2002 - $3,823 and $6,327 respectively).

Composition of our Board of Directors

We currently have two directors. All directors currently hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.  Our officers are appointed annually by the Board of Directors and hold office until their successors are appointed and qualified.  Pursuant to the Company's by-laws, the number of directors shall be increased or decreased from time to time by resolution of the Board of Directors or the stockholders.  There are no family relationships between any of the officers and directors of the Company.

Executive Compensation

The following table describes the compensation the Company paid to our Chief Executive Officer (the "Named Executive Officer").

Summary Compensation Table

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options /	All Other Compensation
		$	$	$	$	SARs (#)	$
T.M. Williams -	2004 (1)	17,939				450,000
President and CEO (1)	2003	21,169	-	-	-	150,000	-
	2002	43,531	-	-	-	-	-
	2001	80,000	-	-	-	150,000	-

(1)    This is for a nine month period.

(2)    All of the compensation paid to the Named Executive Officer is paid to T.M. Williams (Row), Ltd. for the services of Mr. T. M. Williams.  See additional discussion under Employment Arrangements on page 56 of this prospectus/information statement.

Option Grants in the Last Fiscal Year

During the fiscal year ended December 31, 2003, the Company granted to Mr. Williams and Mr. Crossgrove stock options to purchase a total of 150,000 shares each of common stock of the Company at an exercise price of $0.05 per share until April 25, 2008.  No stock options were exercised by any our executive officers during the fiscal year ended December 31, 2003.

During the nine months ended September 30, 2004, the Company granted Mr. Williams and Mr. Crossgrove stock options to purchase a total of 150,000 shares each of common stock of the Company at an exercise price of $0.10 per share until April 16, 2009, and stock options to purchase a total of 300,000 shares each of common stock of the Company at an exercise price of $0.15 per share until September 23, 2009.  No stock options were exercised by any our executive officers during the nine months ended September 30, 2004.

Stock Option Plans

Our 1999 Stock Option Plan has a total of 1,895,000 shares of our common stock reserved for issuance upon exercises of options under the plan.  As of the date of this prospectus/information statement, options to purchase a total 1,100,000 shares (December 31, 2003 -600,000 shares) remained outstanding at exercise prices ranging from $0.08 to $0.15 per share.  On November 19, 2004, a consultant to the Company exercised 150,000 stock options at $0.15 per share.  The market value of the share was $0.40 on November 19, 2004.  Options to purchase 645,000 shares remained available for future grant under the 1999 stock option plan.

As of the date of this prospectus/information statement, our 2001 stock option plan has a total of 3,225,000 shares (December 31, 2003 - 1,400,000 shares) remaining outstanding with exercise prices ranging from $0.05 to $0.30 per share.

Our Board of Directors administers the 1999 stock option plan and the 2001 stock option plan (collectively, the "Stock Option Plans").  Our Board is authorized to construe and interpret the provisions of the Stock Option Plans, to select employees, directors and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options.

The 1999 stock option plan may be granted to employees and to such other persons who are not employees as determined by the 1999 stock option plan administrator (the "Administrator").  In determining the number of shares of the Company's Common Stock subject to each option granted under the 1999 stock option plan, consideration is given to the present and potential contribution by such person to the success of the Company.  The exercise price is determined by the Administrator, provided that the exercise price for any covered employee (as that term is defined for the purposes of Section 162(m) (3) of the Internal Revenue Code of 1986 as amended (the "Code"), may not be less than the fair market value per share of the Common Stock at the date of grant by the Administrator.  Each option is for a term not in excess of ten years except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be a participant under the 1999 stock option plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter.  The 1999 stock option plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of shares of Common Stock from the Company.

The 2001 stock option plan provides for the granting to our employees of incentive stock options and the granting to our employees, directors and consultants of non-qualified stock options.  Our Board determines the terms and provisions of each option granted under the Stock Option Plans, including the exercise price, vesting schedule, repurchase provisions, rights of first refusal and form of payment.  In the case of incentive options, the exercise price cannot be less than 100% (or 110%, in the case of incentive options granted to any grantee who owns stock representing more than 10% of the combined voting power of the Company or any of our parent or subsidiary corporations) of the fair market value of our common stock on the date the option is granted.  The exercise price of non-qualified stock options shall not be less than 85% of the fair market value of our common stock.  The exercise price of options intended to qualify as performance-based compensation for purposes of Code Section 162(m) shall not be less than 100% of the fair market value of the stock.  The aggregate fair market value of the common stock with respect to any incentive stock options that are exercisable for the first time by an eligible employee in any calendar year may not exceed $100,000.

The term of options under the Stock Option Plans will be determined by our Board; however, the term of an incentive stock option may not be for more than ten years (or five years in the case of incentive stock options granted to any grantee who owns stock representing more than 10% of the combined voting power of the Company or any of our parent or subsidiary corporations).  Where the award agreement permits the exercise of an option for a period of time following the recipient's termination of service with us, disability or death, that option will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the option, whichever occurs first.

If a third party acquires the Company through the purchase of all or substantially all of our assets, a merger or other business combination, except as otherwise provided in an individual award agreement, all unexercised options will terminate unless assumed by the successor corporation.  The stock options outstanding at the time of the merger will be assumed by Bingo Anguilla.

Employment Arrangements

The Company entered into a management consulting agreement with T.M. Williams (Row), Ltd., an Anguilla incorporated company and Mr. Williams dated August 20, 2001, (the "Williams Agreement"), amended February 28, 2002, in connection with the provision of services by Mr. Williams as President and Chief Executive Officer of the Company.

The term of the amended Williams Agreement is for a period of one year, unless terminated sooner by any of the parties under the terms and conditions contained in the amended Williams Agreement.  If the amended Williams Agreement is not terminated by any of the parties, the term may be renewed for a further one year period at the option of T.M. Williams (Row), Ltd., on substantially the same terms and conditions, by giving three months notice in writing to the Company.  The agreement was renewed for a further one year period on August 1, 2004, on substantially the same terms and conditions.  The Company will pay to T.M. Williams (Row), Ltd., 10% of the operating profit of the Company, as defined in the amendment, to a maximum of $25,000 per month, in arrears, during the duration of the amended Williams Agreement, as consideration for the provision of the services of Mr. Williams as President and Chief Executive Officer of the Company.

OTHER MATTERS

Legal Matters

The legal validity of the Bingo Anguilla common stock offered hereby will be passed upon by Clark Wilson, counsel to Bingo Florida and Wigley & Associates, counsel to Bingo Anguilla.

The tax ramifications to our shareholders and our Company resulting from our continuation has been passed upon by Jay R. Eaton, P.C.

Experts

The consolidated audited financial statements of Bingo Florida as of December 31, 2003, incorporated in this information statement/prospectus by reference to Bingo Florida's Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of Dohan and Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Market for Common Equity and Related Stockholder Matters

Our common stock is currently quoted on the National Association of Securities Dealers OTC Bulletin Board (the "OTCBB") under the symbol BIGR.

On March 19, 1997, the Company's common stock was approved for trading on the OTCBB under the symbol "PGLB".  In January 1999, when we changed our name to Bingo.com, Inc., our OTCBB symbol was changed to "BIGG".  On July 26, 1999, we changed our trading symbol from "BIGG" to "BIGR".  There were no trades of our securities on the OTCBB prior to the first quarter 1999.  The bid quotations set forth below, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.

Quarter Ended	High	Low
September 30, 2004	$0.20	$0.07
June 30, 2004	$0.18	$0.08
March 31, 2004	$0.11	$0.04
December 31, 2003	$0.08	$0.03
September 30, 2003	$0.11	$0.05
June 30, 2003	$0.09	$0.03
March 31, 2003	$0.03	$0.02
December 31, 2002	$0.05	$0.025
September 30, 2002	$0.08	$0.04
June 30, 2002	$0.13	$0.04
March 31, 2002	$0.15	$0.07

On February 18, 2005, the last reported sale price of our common stock, as reported by the OTCBB, was $0.58 per share.

As of February 22, 2005, the Company believes there are approximately 3,193 shareholders (including nominees and brokers holding street accounts) of the Company's shares of common stock.

Other than described above, the Company's shares of common stock are not and have not been listed or quoted on any other exchange or quotation system.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On March 26, 2003, the Board of Directors of the Company approved the appointment of Dohan and Company, CPA's, P.A. ("Dohan") of Miami, Florida, as our new independent auditors effective March 27, 2003, and the termination of Davidson & Company ("Davidson") as the principal accountant engaged to audit the Company's financial statements.  The change in the Company's certifying accountant was due to the Company requiring a United States registered accountant is needed to audit our financial statements.  During the year ended December 31, 2001, and from the date of appointment of Davidson as the Company's independent accountant on August 7, 2001, and through the date of this report, (i) there were no "reportable events," as defined in Item 304(a)(1)(v) of Regulation S-K, and (ii) we did not, and nobody on our behalf has, consulted Dohan regarding any of the accounting and auditing matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

The report of Davidson on our financial statements for the year ended December 31, 2001, did not contain an adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report contained an explanatory paragraph regarding our ability to continue as a going concern. The change of Davidson was effective as of March 27, 2003, and was approved by our directors, and was not due to any disagreement between us and Davidson.

During the year ended December 31, 2001, and from the date of appointment of Davidson as the Company's independent accountant on August 7, 2001, and the subsequent interim periods preceding Davidson's dismissal, there were no disagreements with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Davidson's, would have caused Davidson to make reference to the subject matter of the disagreement in connection with its report.  We have authorized Davidson to respond fully to any subject matter with respect to our financial statements.

We have not been advised by Davidson of any of the following:

a)         lack of internal controls necessary for us to develop reliable financial statements;

b)         any information that has come to the attention of our independent accountants that has lead them to no longer rely on management's representations or that has made them unwilling to be associated with the financial statements prepared by management;

c)         any need to expand significantly the scope of their audit or information that has come to their attention during the fiscal years prior to and preceding the change in independent accountants that, if further investigated, would:

(i)         materially impact the fairness or reliability of the previously issued independent accountants' report or the financial statements issued or covering such period; or

(ii)        cause Davidson to become unwilling to rely on management's representations or that has made them unwilling to be associated with our financial statements, or due to the dismissal of Davidson or any other reason, Davidson did not so expand the scope of the audit or conduct such further investigation; or

d)         any information that has come to the attention of Davidson that has lead them to conclude that such information materially impacts the fairness or reliability of the audit reports or the financial statements issued covering the two fiscal years prior to and preceding the change in the independent accountants (including information that, unless resolved, to the satisfaction of such independent accountant, would prevent it from rendering an unqualified audit report on those financial statements ) and due to the dismissal of Davidson or any other reason, any issue has not been resolved to such independent accountants satisfaction prior to the dismissal of Davidson.

The Company provided Davidson with a copy of the letter addressed to the Securities and Exchange Commission ("Commission") prior to filing it with the Commission.  The Company requested that Davidson furnish the Company with a letter to the Commission stating whether Davidson agrees with the foregoing disclosure.

WHERE YOU CAN FIND MORE INFORMATION

Bingo Florida has filed the registration statement of which this information statement/prospectus is a part.  The registration statement registers the distribution to Bingo Florida stockholders of the shares of Bingo Anguilla common stock to be issued in connection with the merger.

Bingo Florida files annual, quarterly and current reports, information statements and other information with the SEC.  You may read and copy any of this information at the SEC's public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549.  You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, information statements and other information regarding issuers, like Bingo Florida, that file electronically with the SEC.  The address of that site is http://www.sec.gov.  The SEC file number for Bingo Florida documents filed under the Exchange Act is 001087853.

The SEC allows Bingo Florida to "incorporate by reference" information into this information statement/prospectus.  This means that Bingo Florida can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this information statement/prospectus, except for any information that is superseded by information that is included directly in this document.

This information statement/prospectus incorporates by reference the documents listed below that Bingo Florida has previously filed with the SEC.  They contain important information about Bingo Florida and its financial condition.

File	Description
2003 - 10K	Form 10k filed March 29, 2004
2002 - 10K/A	Form 10K/A filed May 8, 2003
2004 - Q1 - 10QSB	Form 10-QSB filed May 17, 2004
2004 - Q2 - 10QSB	Form 10-QSB filed August 16, 2004
2004 - Q3 - 10QSB	Form 10-QSB filed November 15, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Under Florida Law, indemnification of officers and directors is permissible when a director performs his or her duties in good faith, in a manner the director believes to be in the best interests of the corporation and its shareholders and has met the requisite standard of care.

Article 10 of our Articles of Incorporation states that to the fullest extent permitted by law, no director or officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.

Article 9.01 of our Bylaws provides that our corporation shall indemnify all directors and officers of our corporation for such expenses and liabilities, in such manner, under the circumstances and to such extent as permitted by the Florida Business Corporation Act, section 607.0850 as now enacted or hereafter amended.  Unless otherwise approved by the board of directors of our company, our company shall not indemnify any employee of our corporation who is not otherwise entitled to indemnification pursuant to section 9.01 of our bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated October 15, 2004
3.1	Articles of Incorporation, as filed with the Issuer's Form 10-SB (file no. 000-26319) filed on June 9, 1999 incorporated herein by reference
3.2	Articles of Amendment, as filed with the Issuer's Form 10-SB (file no. 000-26319) filed on June 9, 1999 incorporated herein by reference
3.3	Articles of Amendment, as filed with the Issuer's Form 10-SB (file no. 000-26319) filed on June 9, 1999 incorporated herein by reference
3.4	Articles of Amendment, as filed with the Issuer's Form 10-SB (file no. 000-26319) filed on June 9, 1999 incorporated herein by reference
3.5	Articles of Continuance
3.6	Bylaws
4.1	Dissent and Appraisal Rights of the Florida Business Corporations Act

Exhibit Number	Description
4.2	Form of Dissenter's Appraisal Notice
5.1	Legal Opinion of Clark Wilson
5.2	Legal Opinion of Wigley & Associates
8.1	Legal opinion of Jay R. Eaton, P.C., Tax Counsel
10.1	Debenture A, as filed with the Issuer's Form 10Q on June 25, 2001, incorporated herein by reference.
10.2	Warrant A, as filed with the Issuer's Form 10Q on June 25, 2001, incorporated herein by reference.
10.3	Debenture B, as filed with the Issuer's Form 10Q on November 14, 2002, incorporated herein by reference.
10.4	Warrant B, as filed with the Issuer's Form 10Q on November 14, 2002, incorporated herein by reference.
10.5	Amended Consultant Agreement with T.M. Williams, as filed with the Issuer's Form 10Q on August 14, 2002, incorporated herein by reference.
10.6	Demand Promissory Note issued to Pentar Holdings Inc. dated September 9, 2002.
10.7	Demand Promissory Note issued to Tryon Miles Williams dated August 15, 2002.
13.1	Form 10Q for the Period ended September 30, 2003, filed on November 12, 2003, incorporated herein by reference.
13.2	Audited financial statements of Bingo Florida for the Year ended December 31, 2003.
13.3	Form 10QSB for the Period ended March 31, 2004, filed on May 17, 2004, incorporated herein by reference.
13.4	Form 10QSB for the Period ended June 30, 2004, filed on August 16, 2004,incorporated herein by reference.
13.5	Form 10QSB for the Period ended September 30, 2004, filed on November 15, 2004, incorporated herein by reference.
21	Subsidiary of the Issuer
23	Consent of Dohan and Company, P.A., C.P.A.'s

Undertakings

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.  This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)         To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

            individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this Registration Statement. provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on February 22, 2005.

Bingo.com, Ltd.

 /s/ T. M Williams                                                        /s/ H. W. Bromley

T.M. Williams,                                                             H. W. Bromley,

Chief Executive Officer and Director                            Chief Financial Officer and

                                                                                   Principal Accounting Officer

 /s/ P. A. Crossgrove

P. A. Crossgrove

Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature                                            Title                                        Date

 /s/ T. M Williams                                  Chief Executive                       February 22, 2005

T.M. Williams                                       Officer and Director

 /s/ H. W. Bromley                               Chief Financial Officer              February 22, 2005

H. W. Bromley                                     and Principal Accounting

                                                            Officer

 /s/ P. A. Crossgrove                             Director                                    February 22, 2005

P. A. Crossgrove